1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 15, 2005

For the month of August 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 9/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on August 16, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

99.2	Announcement on August 16, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Faraday Technology Corp. securities

99.3	Announcement on August 22, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

99.4	Announcement on August 23, 2005: Rambus and UMC expand availability of Rambus PCI Express PHY IP for a broader range of process technologies

99.5	Announcement on August 29, 2005: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on August 30, 2005: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on August 30, 2005: UMC Clarifies Misleading Media Story Regarding Investment Activities

99.8	Announcement on September 6, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

99.9	Announcement on September 6, 2005: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on September 7, 2005: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on September 7, 2005: August Revenue

99.12	Announcement on September 9, 2005: The board meeting approved a resolution to change the purpose of the Company’s 8th phase of Share Repurchase Program

99.13	Announcement on September 12, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

99.14	Announcement on September 15, 2005: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on September 15, 2005: To announce related materials on acquisition of machinery and equipment

99.16	Announcement on September 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.17	United Microelectronics Corporation Financial Statements with Report of Independent Auditors For The Six-Month Periods Ended June 30, 2005 and 2004

99.18	United Microelectronics Corporation and Subsidiaries Unaudited Consolidated Financial Statements with Review Report of Independent Accountants For The Six-Month Period Ended June 30, 2005

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Exhibit 99.1

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

1.	Name of the securities: Common shares of Mega Financial Holding Co., Ltd.

2.	Trading date: 2005/07/27~2005/08/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,200,000 shares; average unit price: $21.37 NTD; total amount: $303,519,100 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $145,565,961 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 30,948,683 shares; amount: 978,774,027 NTD; percentage of holdings: 0.27%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 83.39%; ratio of shareholder’s equity: 83.58%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.2

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Faraday Technology Corp. securities

1.	Name of the securities: Common shares of Faraday Technology Corp.

2.	Trading date: 2005/07/29~2005/08/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 5,200,000 shares; average unit price: $61.82 NTD; total amount: $321,444,300 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $62,867,610 NTD

5.	Relationship with the underlying company of the trade: investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 4,885,452 shares; amount: 361,064,881 NTD; percentage of holdings: 1.88%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 83.39%; ratio of shareholder’s equity: 83.58%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.3

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/07/28~2005/08/22

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 12,320,000 shares; average unit price: $25.24 NTD; total amount: $310,926,850 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $ 84,691,119 NTD

5.	Relationship with the underlying company of the trade: investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 79,052,265 shares; amount: 1,435,321,286 NTD; percentage of holdings: 9.06%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 82.07%; ratio of shareholder’s equity: 82.25%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.4

Rambus and UMC expand availability of RAMBUS PCI Express PHY IP for a broader range of process technologies

1.	Date of occurrence of the event: 2005/08/23

2.	Cause of occurrence:

LOS ALTOS, Calif. and HSINCHU, Taiwan — August 23, 2005 — Rambus Inc. (Nasdaq: RMBS), one of the world’s premier technology licensing companies specializing in high-speed chip interfaces and UMC, a world leading semiconductor foundry (NYSE: UMC, TAIEX: 2303), today announced that they have extended the availability of Rambus’s patented PCI Express* PHY cells to UMC’s 180nm, 150nm, and 90nm processes. This development expands on the existing 130nm licensing agreement between the two companies, which was signed in 2004.

Under the agreement, UMC foundry customers gain access to Rambus’s broad portfolio of PCI Express-based interfaces. The Rambus PCI Express PHY cells have been designed to provide chip developers with a solution that optimizes link utilization, latency, power consumption and silicon footprint. The PCI Express interface standard is one of the industry’s most successful for chip-to-chip interconnects and can be found in system applications ranging from supercomputers to PCs and digital TVs.

UMC customers currently in production with Rambus’s PCI Express PHY cells include the high-volume PC chipset manufacturers ULi Electronics and the high-volume PC graphics manufacturer XGI Technology, Inc. Rambus PCI Express PHY cells are also in production in various bridge and communication IC products based on the UMC foundry process.

“By partnering with UMC, Rambus continues to enable mass adoption for advanced interface technology that results in faster, lower cost, and more capable systems,” said Laura Stark, vice president of Rambus’s Platform Solutions Group. “In addition, the availability of this combined offering helps chip and system developers bring new capabilities to market with lower risk.”

“We are pleased to expand our licensing agreement with Rambus to make its proven IP solutions available to a broader range of technologies, including our mainstream 90nm process,” said Ken Liou, director of UMC’s IP and Design Support Division. “This agreement allows our customers designing SoCs targeting PCI Express applications to benefit from Rambus’s broad offering of PCI Express PHY cells.”

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

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Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/01/25~2005/08/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 34; average unit price: $15,228,162 NTD; total transaction price: $517,757,504

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/08/22~2005/08/29

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $93,771,896 NTD; total transaction price: $656,403,270 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.7

UMC Clarifies Misleading Media Story Regarding Investment Activities

1.	Name of the reporting media: Taiwan Next Magazine

2.	Date of the report: 2005/08/25~2005/08/30

3.	Content of the report: UMC was under serious financial pressure due to the fact that one of its invested companies

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

HSINCHU, Taiwan, August 30, 2005 – UMC responded today to a news story that appeared in Taiwan Next Magazine stating that UMC was under serious financial pressure due to the fact that one of its invested companies, with a paid-in capital of NT$200 million, had closed its operations. To clarify the situation, UMC is in a very robust financial position with assets in excess of NT$100 billion. Furthermore, UMC’s invested companies are numerous and include many extremely successful companies, such as Mediatek, Novatek, and Faraday, to name a few. Taiwan Next Magazine’s reports are completely detached from reality and are intended to mislead the public and stir unwarranted controversy. UMC reserves the right to seek legal action against Taiwan Next Magazine for the misleading reports that appear in their article.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

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Exhibit 99.8

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

1.	Name of the securities: Common shares of Mega Financial Holding Co., Ltd.

2.	Trading date: 2005/08/17~2005/09/06

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,000,000 shares; average unit price: $21.56 NTD; total amount: $301,907,200 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $ 140,852,719 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 16,948,683 shares; amount: 536,014,108 NTD; percentage of holdings: 0.15%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 83.19%; ratio of shareholder’s equity: 83,38%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/09/30~2005/09/05

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 37; average unit price: $13,688,701 NTD; total transaction price: $506,481,949 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AGILENT TECHNOLOGIES SINGAPORE; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/06

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $567,905,690 NTD; total transaction price: $567,905,690 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.11

United Microelectronics Corporation

September 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
August	Invoice amount	8,220,082	12,354,727	- 4,134,645	-33.47%
2005	Invoice amount	53,693,930	79,842,399	- 26,148,469	-32.75%
August	Net sales	8,010,667	11,514,242	- 3,503,575	-30.43%
2005	Net sales	54,804,546	77,218,871	- 22,414,325	-29.03%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	35,657,091
UMC’s subsidiaries	22,646	22,059	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	4,115,160	15,000,000
Net Profit from Fair Value	(84,589)	(654,851)
Written-off Trading Contracts	26,697,665	0
Realized profit (loss)	(235,789)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,227,400
Net Profit from Market Value	7,711
Written-off Trading Contracts	465,465
Realized profit (loss)	27,746

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Exhibit 99.12

The board meeting approved a resolution to change the purpose of the Company’s 8th phase of Share Repurchase Program

1.	Date of the board of directors resolution: 2005/09/09

2.	Purpose of the share repurchase after the change: For issuance of convertible bond

3.	Original types of shares to be repurchased: Common shares

4.	Original ceiling on total monetary amount of the share repurchase: 88,647,166 thousand NTD

5.	Original scheduled period for the repurchase: 2005/05/16~2005/07/15

6.	Original number of shares to be repurchased: 500,000,000 shares

7.	Original repurchase price range: $28.45~$13.75 per share. If the market price of the Company stock is below the above range, the Company will continue to repurchase shares.

8.	Original method for the repurchase: Purchase from Taiwan Stock Exchange

9.	Original ratio of the shares to be repurchased to total issued shares of the Company:2.80%

10.	Number and monetary amount of the Company’s own shares held at the time or reporting: 692,067,000 shares; NTD 18,954,371,121.

11.	Status of repurchases within three years prior to the time of reporting: From 2002/2/20 to 2004/7/15, 861,069,000 Company shares were repurchased.

12.	Status of repurchases that have been reported but not yet completed:

The 1st repurchase is planned at 400,000,000 shares, but actually repurchased 37,425,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 2nd repurchase is planned at 400,000,000 shares, but actually repurchased 0 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 3rd repurchase is planned at 130,000,000 shares, but actually repurchased 129,035,000 shares. The reason for incomplete repurchase is because on the last repurchase date (9/28), the Company failed to repurchase 965,000 shares out of the 22,023,000 shares planned to repurchase at that date.

The 4th repurchase is planned at 100,000,000 shares, but actually repurchased 49,114,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 6th repurchase is planned at 500,000,000 shares, but actually repurchased 99,195,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

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The 7th repurchase is planned at 360,000,000 shares, but actually repurchased 192,067,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

13.	Minutes of the board of directors meeting that passed the resolution to change the purpose of the share repurchase: 9th term, 21th Board Meeting Minutes on 2005/09/09

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

1)	Purpose: To purchase raw materials overseas

2)	Issue Size: Up to US$500 million. Adjustments will be made according to market conditions

3)	Issue Date: Tentatively set during the third quarter 2005. The Securities are expected to be issued within three months after obtaining the approval of the Financial Supervisory Commission, Executive Yuan (“FSC”) of the R.O.C., and if necessary, application will be made with the FSC for extension of another three months.

4)	Maturity Date: The Maturity Date shall be the earlier of thirty months from the Issue Date or February 15, 2008.

5)	Conversion Property: Each bondholder will have the right to convert the Securities into the Issuer’s ADSs supporting by existing shares of the Issuer.

6)	Conversion: Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be converted at least 30 days after the Issue Date to 10 days prior to the Maturity Date into ADSs.

16.	Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: Not applicable

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: Not applicable

18.	Other particular specified by the Securities and Futures Commission: Not applicable

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Exhibit 99.13

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/08/23~2005/09/12

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 13,405,000 shares; average unit price: $22.52 NTD; total amount: $301,884,100 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $ 58,494,716 NTD

5.	Relationship with the underlying company of the trade: investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 65,647,265 shares; amount: 1,191,931,902 NTD; percentage of holdings: 6.86%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 81.98%; ratio of shareholder’s equity: 82.17%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/05~2005/09/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 3; average unit price: $171,277,400 NTD; total transaction price: $513,832,200 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.15

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/08/29~2005/09/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 14; average unit price: $91,426,746 NTD; total transaction price: $1,279,974,441 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.16

United Microelectronics Corporation

For the month of August, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of August, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2004	Number of shares held as of August 31, 2005	Changes
President	Peter Chang	8,748,039	10,777,440	2,029,401
Business Group President	Hong-Jen Wu	25,243,501	25,032,937	(210,564)*
Supervisor	Tzyy-Jang Tseng	17,835,959	19,650,715	1,814,756
Vice President	Henry Liu	10,194,148	11,693,391	1,499,243
Vice President	Tai-Sheng Feng	1,054,866	1,543,439	488,573
Vice President	Nick Nee	4,190,306	4,870,568	680,262
Vice President	Ing-Ji Wu	11,413,338	12,817,039	1,403,701
Vice President	Lee Chung	160,000	566,468	406,468

Note: 3,000,000 shares were transferred to trust account; 2,789,436 shares were dividends and bonus.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of July 31, 2004	Number of shares pledge as of August 31, 2005	Changes
Vice President	Nick Nee	4,150,000	4,000,000	(150,000)

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2005
Semiconductor Manufacturing Equipment	1,416,328	7,044,906
Fixed assets	18,309	207,667

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2005
Semiconductor Manufacturing Equipment	5,055	78,214
Fixed assets	0	0

Exhibit 99.17

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2005 AND 2004

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying balance sheets of United Microelectronics Corporation as of June 30, 2005 and 2004, and the related statements of income, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of June 30, 2005 and 2004, of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$144 million and NT$306 million for the six-month periods ended June 30, 2005 and 2004, respectively, and the related long-term investment balances of NT$5,559 million and NT$5,337 million as of June 30, 2005 and 2004, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United Microelectronics Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the six-month periods ended June 30, 2005 and 2004, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No.35, “Accounting for Asset Impairment” to account for the impairment of its assets.

We have also reviewed the consolidated financial statements of United Microelectronics Corporation as of and for the six-month period ended June 30, 2005, and have expressed an unqualified review report with explanatory paragraph on such financial statements.

July 19, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

BALANCE SHEETS

June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2005	2004
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$68,065,457	$82,488,024
Marketable securities, net	2, 4(2)	3,058,579	3,102,600
Notes receivable	4(3)	288	1,156
Notes receivable - related parties	5	57,853	114,583
Accounts receivable, net	2, 4(4)	3,756,298	5,789,501
Accounts receivable - related parties, net	2, 5	5,832,767	9,795,673
Other receivables	2	611,559	742,537
Other financial assets, current	2, 4(5),10	63,080	180,248
Inventories, net	2, 4(6)	7,898,701	8,617,086
Prepaid expenses		820,875	803,466
Deferred income tax assets, current	2, 4(19)	3,413,529	2,828,940

Total current assets		93,578,986	114,463,814

Funds and long-term investments	2, 4(7)
Long-term investments accounted for under the equity method		37,304,798	66,436,346
Long-term investments accounted for under the cost method		7,715,876	8,306,704

Total funds and long-term investments		45,020,674	74,743,050

Other financial assets, noncurrent	2, 4(5), 10	1,153,028	1,710,788

Property, plant and equipment	2, 4(8), 6, 7
Land		1,132,576	1,132,576
Buildings		15,860,960	12,119,790
Machinery and equipment		348,877,930	256,262,691
Transportation equipment		88,095	80,546
Furniture and fixtures		2,119,552	1,941,066
Leased assets		—	47,783

Total cost		368,079,113	271,584,452
Less : Accumulated depreciation		(228,295,715)	(169,437,104)
Add : Construction in progress and prepayments		20,087,650	15,443,534

Property, plant and equipment, net		159,871,048	117,590,882

Intangible assets
Patents	2	—	994
Goodwill	2, 4(21)	4,168,997	—
Technology know-how	2	399,178	—

Total intangible assets		4,568,175	994

Other assets
Deferred charges	2	1,800,209	1,462,493
Deferred income tax assets, noncurrent	2, 4(19)	3,922,375	4,381,964
Other assets - others	2, 4(9)	2,069,695	2,260,227

Total other assets		7,792,279	8,104,684

Total assets		$311,984,190	$316,614,212

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(10)	$1,645,280	$2,028,600
Accounts payable		3,797,102	4,883,728
Income tax payable	2	60,389	60,389
Accrued expenses		5,274,099	5,687,428
Dividend payable		1,758,736	—
Payable on equipment		3,413,036	7,266,813
Other payables	10	54,481	—
Current portion of long-term interest-bearing liabilities	4(11), 4(12), 5, 6	5,250,000	8,815,049
Other current liabilities	7	820,413	1,347,220

Total current liabilities		22,073,536	30,089,227

Long-term interest-bearing liabilities
Bonds payable	2, 4(7), 4(11)	28,347,240	33,809,661
Long-term loans	4(12), 6	—	26,372

Total long-term interest-bearing liabilities		28,347,240	33,836,033

Other liabilities
Accrued pension liabilities	2, 4(13)	2,962,723	2,468,281
Deposits-in		20,636	7,478
Deferred credits - intercompany profits	2	9,806	4,084,362
Other liabilities - others		510,637	—

Total other liabilities		3,503,802	6,560,121

Total liabilities		53,924,578	70,485,381

Capital	2, 4(14), 4(15), 4(21)
Common stock		177,794,314	161,407,435
Stock dividends for distribution		19,560,220	13,996,855
Capital reserve	2, 4(7), 4(15), 4(21)
Premiums		64,227,411	58,220,744
Change in equities of long-term investments		20,786,958	20,957,291
Retained earnings	4(17)
Legal reserve		15,996,839	12,812,501
Special reserve		1,744,171	90,871
Unappropriated earnings		3,622,790	20,138,527
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(9,597,290)	(9,459,714)
Cumulative translation adjustment		(1,998,163)	572,967
Treasury stock	2, 4(16)	(34,077,638)	(32,608,646)

Total stockholders’ equity		258,059,612	246,128,831

Total liabilities and stockholders’ equity		$311,984,190	$316,614,212

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF INCOME

For the six-month periods ended June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the six-month period ended June 30,
	Notes	2005	2004
Operating revenues	2, 5
Sales revenues		$39,605,151	$53,416,080
Less : Sales returns and discounts		(729,298)	(475,846)

Net sales		38,875,853	52,940,234
Other operating revenues		852,773	1,562,537

Net operating revenues		39,728,626	54,502,771

Operating costs	4(18)
Cost of goods sold	5	(36,279,398)	(35,741,875)
Other operating costs		(266,257)	(1,052,767)

Operating costs		(36,545,655)	(36,794,642)

Gross profit		3,182,971	17,708,129
Unrealized intercompany profit	2	(68,741)	(145,159)
Realized intercompany profit	2	154,417	106,702

Gross profit-net		3,268,647	17,669,672

Operating expenses	4(18), 5
Sales and marketing expenses		(1,050,885)	(959,559)
General and administrative expenses		(1,298,115)	(1,137,058)
Research and development expenses		(3,956,436)	(2,693,909)

Subtotal		(6,305,436)	(4,790,526)

Operating (loss) income		(3,036,789)	12,879,146

Non-operating income
Interest revenue		436,914	493,767
Dividend income		36,789	180,726
Gain on disposal of property, plant and equipment	2	33,840	130,254
Gain on disposal of investments	2, 4(11)	6,439,830	8,700,594
Exchange gain, net	2, 10	41,233	—
Gain on recovery of market value of inventory	2	315,151	—
Other income		390,360	95,549

Subtotal		7,694,117	9,600,890

Non-operating expenses
Interest expense	4(8)	(447,071)	(683,331)
Investment loss accounted for under the equity method, net	2, 4(7)	(2,144,439)	(664,616)
Loss on disposal of property, plant and equipment	2	(63,344)	(110,525)
Exchange loss, net	2, 10	—	(377,006)
Loss on decline in market value and obsolescence of inventories	2	—	(143,212)
Financial expenses		(149,905)	(235,042)
Other losses	2, 4(11)	(34,472)	(637,038)

Subtotal		(2,839,231)	(2,850,770)

Income before income tax		1,818,097	19,629,266
Income tax expense	2, 4(19)	(397)	(33,483)

Net income		$1,817,700	$19,595,783

Earnings per share-basic (NTD)	2, 4(20)
Income before income tax		$0.11	$1.18

Net income		$0.11	$1.17

Earnings per share-diluted (NTD)	2, 4(20)
Income before income tax		$0.11	$1.15

Net income		$0.11	$1.15

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(20)
Net income		$1,817,700	$19,595,783

Earnings per share-basic (NTD)		$0.10	$1.13

Earnings per share-diluted (NTD)		$0.10	$1.11

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		Capital				Retained Earnings
	Notes	Common Stock	Stock Dividends for Distribution	Collected in Advance	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
Balance as of January 1, 2004	4(14)	$161,407,435	$—	$—	$80,074,184	$11,410,475	$1,346,994	$14,036,822	$(9,537,237)	$913,877	$(27,410,626)	$232,241,924
Appropriation of 2003 retained earnings	4(17)
Legal reserve		—	—	—	—	1,402,026	—	(1,402,026)	—	—	—	—
Special reserve		—	—	—	—	—	(1,256,123)	1,256,123	—	—	—	—
Stock dividends		—	12,224,284	—	—	—	—	(12,224,284)	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	—	(12,618)	—	—	—	(12,618)
Employees’ bonus		—	1,111,273	—	—	—	—	(1,111,273)	—	—	—	—
Transfer of reserved capital to common stock	4(17)	—	661,298	—	(661,298)	—	—	—	—	—	—	—
Purchase of treasury stock	2, 4(16)	—	—	—	—	—	—	—	—	—	(5,198,020)	(5,198,020)
Net income in the first half of 2004		—	—	—	—	—	—	19,595,783	—	—	—	19,595,783
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(234,851)	—	—	—	—	—	—	(234,851)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	—	77,523	—	—	77,523
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(340,910)	—	(340,910)

Balance as of June 30, 2004		$161,407,435	$13,996,855	$—	$79,178,035	$12,812,501	$90,871	$20,138,527	$(9,459,714)	$572,967	$(32,608,646)	$246,128,831

Balance as of January 1, 2005	4(14)	$177,919,819	$—	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(9,871,086)	$(1,319,452)	$(27,685,463)	$266,382,754
Appropriation of 2004 retained earnings	4(17)
Legal reserve		—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—
Special reserve		—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—
Cash dividends		—	—	—	—	—	—	(1,758,736)	—	—	—	(1,758,736)
Stock dividends		—	17,587,365	—	—	—	—	(17,587,365)	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	—	(27,005)	—	—	—	(27,005)
Employees’ bonus		—	1,972,855	—	—	—	—	(1,972,855)	—	—	—	—
Purchase of treasury stock	2, 4(16)	—	—	—	—	—	—	—	—	—	(8,570,374)	(8,570,374)
Cancellation of treasury stock	2, 4(16)	(491,140)	—	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—
Net income in the first half of 2005		—	—	—	—	—	—	1,817,700	—	—	—	1,817,700
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(20,055)	—	—	—	—	—	—	(20,055)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	—	273,796	—	—	273,796
Exercise of employees’ stock options	2, 4(15)	361,595	—	—	278,648	—	—	—	—	—	—	640,243
Common stock transferred from capital collected in advance		4,040	—	(4,040)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(678,711)	—	(678,711)

Balance as of June 30, 2005		$177,794,314	$19,560,220	$—	$85,014,369	$15,996,839	$1,744,171	$3,622,790	$(9,597,290)	$(1,998,163)	$(34,077,638)	$258,059,612

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2005	2004
Cash flows from operating activities:
Net income	$1,817,700	$19,595,783
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	22,080,111	18,279,654
Amortization	1,111,695	524,038
Bad debt expenses (reversal)	(116,245)	4,626
(Gain) loss on decline in market value and obsolescence of inventories	(315,151)	143,212
Cash dividends received under the equity method	7,500	—
Investment loss accounted for under the equity method	2,144,439	664,616
Gain on disposal of investments	(6,439,830)	(8,700,594)
Loss (gain) on disposal of property, plant and equipment	29,504	(19,729)
Gain on settlement of exchangeable bonds	(9,789)	(93,517)
Amortization of bond premiums	—	(10,050)
Loss on reacquisition of bonds	—	59
Amortization of deferred income	(26,732)	—
Changes in assets and liabilities:
Notes and accounts receivable	2,004,339	(1,773,507)
Other receivables	(46,543)	(187,662)
Inventories	1,528,698	(1,392,539)
Prepaid expenses	(510,188)	(127,321)
Other financial assets	101,641	116,840
Accounts payable	(920,209)	755,433
Income tax payable	—	10,696
Accrued expenses	(3,287,674)	1,154,462
Other current liabilities	(124,763)	76,168
Compensation interest payable	—	(126,111)
Capacity deposits	(201,216)	(10,909)
Accrued pension liabilities	272,212	215,790
Other liabilities - others	107,962	—

Net cash provided by operating activities	19,207,461	29,099,438

Cash flows from investing activities:
Increase in marketable securities, net	—	(1,514,788)
Cash proceeds from merger	943,862	—
Decrease in other financial assets, net	467,216	1,307,966
Acquisition of long-term investments	(2,327,268)	(8,121,139)
Proceeds from disposal of long-term investments	7,229,911	1,080,085
Proceeds from liquidation of long-term investments	95,090	—
Acquisition of property, plant and equipment	(7,812,374)	(17,106,714)
Proceeds from disposal of property, plant and equipment	78,242	227,505
Increase in deferred charges	(686,340)	(405,467)
(Increase) decrease in other assets, net	(129,531)	629,590
Increase in other receivables	(5,137,760)	—

Net cash used in investing activities	(7,278,952)	(23,902,962)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2005	2004
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans, net	(259,120)	2,028,600
Repayment of long-term loans	(16,153,714)	(1,595,888)
Redemption of bonds	(2,820,004)	(10,766,941)
Reacquisition of bonds	—	(41,392)
Decrease in deposits-in, net	(1,437)	(368)
Purchase of treasury stock	(8,570,374)	(5,198,020)
Exercise of employees’ stock options	640,243	—

Net cash used in financing activities	(27,164,406)	(15,574,009)

Currency exchange	(45,975)	—

Net decrease in cash and cash equivalents	(15,281,872)	(10,377,533)
Cash and cash equivalents at beginning of period	83,347,329	92,865,557

Cash and cash equivalents at end of period	$68,065,457	$82,488,024

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,130,964	$1,471,245

Cash paid for income tax	$(27,513)	$36,083

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$4,947,474	$20,315,587
Add: Payable at beginning of period	4,704,299	4,057,940
Payable transferred in from the Branch at beginning of period	1,573,637	—
Less: Payable at end of period	(3,413,036)	(7,266,813)

Cash paid for acquiring property, plant and equipment	$7,812,374	$17,106,714

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$11,614,141
Book value of reference shares delivered for exchange	—	(3,898,638)
Elimination of related balance sheet accounts	—	90,983

Recognition of gain on disposal of investments	$—	$7,806,486

The accompanying notes are an integral part of the financial statements.

UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to fit individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to newly incorporated Singapore branch (“the Branch”) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recognized as cumulative translation adjustments in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than the New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value on the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of bond funds, equity funds and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed securities, convertible bonds and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value of open-end funds is determined by the net asset value at the balance sheet date. The amount for which the aggregate cost exceeds the market value is reported as a loss in the current period. If recovery of the market value occurs in subsequent periods, a gain will be recognized to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss is to be determined for the instances of decline in market value and obsolescence.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting shares in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, shall be accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purpose is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting shares in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if there is significant decrease in the market values of the shares, and where such decrease is deemed irrecoverable. The losses shall be treated in the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Company’s ownership percentages; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary.

In compliance with the Statements of Financial Accounting Standards of the Republic of China (R.O.C. SFAS) No.23 “Interim Financial Reporting and Disclosures”, gain or losses arising from investments accounted for under the equity method have been recognized as of June 30, 2005, in proportion to the Company’s share ownership in the investees.

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or controls more than half of the members of board of directors, by whom the investee is controlled, are consolidated into the Company’s financial statements in accordance with the R.O.C. SFAS No.7 “Consolidation of Financial Statements.”

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are recognized as expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation shall be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference recognized as non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. In the cases where the estimated economic life for property, plant and equipment that are still in use expires, these assets shall be depreciated over the amended estimated useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings - 20 to 55 years; machinery and equipment - 5 years; transportation equipment - 5 years; furniture and fixtures - 5 years; leased assets - the lease period, or estimated economic life, whichever is shorter.

Intangible Assets

Patents are stated at cost and amortized over their estimated economic life using the straight-line method. Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., the difference between the acquisition cost and net equity is recognized as goodwill and amortized over 5 years. Technology know-how are recorded at cost of acquisition and amortized over their estimated economic life.

Where signs of permanent devaluation of intangible assets exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

Where signs of permanent devaluation of deferred charges exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds shall be credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds shall be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

All regular employees are covered by a benefit pension plan that is managed by an independently administered pension fund committee within the Company. Pension benefits for employees of the Singapore branch are provided in accordance with the local regulations.

The net pension cost is computed based on an actuarial valuation in accordance with the R.O.C. SFAS No.18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets, and the amortization of net obligation at transition, pension gain or loss, and prior service cost.

The Labor Pension Act of R.O.C. (“the Act”), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to follow either the Act, and retain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees following the Act, the Company shall make monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of the employees’ monthly wages.

Employee Stock Option Plan

The Company applies intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method only for options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, which requires that treasury stock held by the Company itself shall be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized at the point where ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customers’ complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

An expenditure shall be capitalized if it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is recognized as expense when incurred.

Income Tax

The Company adopted the R.O.C. SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect if the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

According to the R.O.C. SFAS No. 12, the Company recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted-average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recognized as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

The Company has entered into options contracts and arising exchange differences upon settlement of those contracts are recognized in the statement of income. Received (or paid) premium for the sale (or purchase) of options is amortized over the contract period and recognized as gain or loss.

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the R.O.C. SFAS No. 25 “ Enterprise Mergers—Accounting of Purchase Method”. The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date. If impairment is indicated, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and write down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair values less costs to sell and the values in use.

For previously recognized losses, the Company shall assess, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company has to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, impairment loss shall be recognized. While recognizing impairment losses, the portion of goodwill allocated shall write down at the outset. After goodwill has been written off, the remaining impairment loss shall be shared among the other assets pro rata to their carrying amount.

The write-down in goodwill cannot be reversed under any circumstances in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses/(income).

3.	ACCOUNTING CHANGE

The Company had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles does not have any impact on the Company’s net income, earnings per share and total assets as of June 30, 2005.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2005	2004
Cash:
Cash on hand	$1,617	$1,417
Checking and savings accounts	1,932,245	838,990
Time deposits	57,396,748	73,171,014

Subtotal	59,330,610	74,011,421

Cash equivalents:
Government bonds acquired under repurchase agreements	8,734,847	8,476,603

Total	$68,065,457	$82,488,024

(2)	MARKETABLE SECURITIES, NET

	As of June 30,
	2005	2004
Beneficiary certificate	$—	$10,000
Convertible bonds	1,657,323	1,672,748
Listed equity securities	1,401,256	1,419,852

Total	$3,058,579	$3,102,600

(3)	NOTES RECEIVABLE

	As of June 30,
	2005	2004
Notes receivable	$288	$1,156

(4)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2005	2004
Accounts receivable	$3,934,878	$5,888,144
Less: Allowance for sales returns and discounts	(107,062)	(8,131)
Less: Allowance for doubtful accounts	(71,518)	(90,512)

Net	$3,756,298	$5,789,501

(5) OTHER FINANCIAL ASSETS, CURRENT
	As of June 30,
	2005	2004
Credit-linked deposits and repackage bonds	$1,216,108	$1,879,338
Interest rate swaps	—	4,594
Forward contracts	—	7,104

Total	1,216,108	1,891,036
Less: Non-current portion	(1,153,028)	(1,710,788)

Net	$63,080	$180,248

Please refer to Note 10 for disclosures on risks of other financial assets.

(6) INVENTORIES, NET
	As of June 30,
	2005	2004
Raw materials	$126,994	$132,323
Supplies and spare parts	1,734,764	1,601,447
Work in process	6,760,326	6,973,813
Finished goods	520,695	363,034

Total	9,142,779	9,070,617
Less: Allowance for loss on decline in market value and obsolescence	(1,244,078)	(453,531)

Net	$7,898,701	$8,617,086

a.	The insurance coverage for inventories was sufficient as of June 30, 2005 and 2004, respectively.

b.	Inventories were not pledged.

(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of June 30,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
UMC Group (USA)	$708,829	100.00	$526,146	100.00
United Microelectronics (Europe) B.V.	283,099	100.00	267,814	100.00
UMC Capital Corporation	1,306,287	100.00	1,277,043	100.00
United Microelectronics Corp. (Samoa)	14,897	100.00	6,364	100.00
UMCi Ltd. (Note A)	14,604	100.00	27,501,698	95.23
Fortune Venture Capital Corporation	3,758,856	99.99	2,575,783	99.99
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	10,409,009	99.97	10,445,995	99.97

	As of June 30,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
United Microdisplay Optronics Corp.	201,914	83.48	543,003	83.48
Pacific Venture Capital Co., Ltd.	300,407	49.99	306,772	49.99
UMC Japan	7,269,416	47.42	9,242,660	47.42
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,012,456	45.35	1,085,234	45.35
Unitech Capital Inc.	710,102	42.00	806,885	42.00
Holtek Semiconductor Inc.	797,730	25.23	703,556	25.44
ITE Tech. Inc.	292,828	22.21	276,652	22.23
Unimicron Technology Corp.	3,640,017	20.85	3,402,201	21.70
Faraday Technology Corp. (Note B)	907,782	18.38	816,039	19.10
Silicon Integrated Systems Corp. (Note C)	4,048,689	16.16	4,771,170	16.18
Thintek Optronics Corp. (Note B)	30,383	14.26	—	—
Novatek Microelectronics Corp. (Note C)	1,428,604	13.24	1,620,482	20.14
AMIC Technology Corporation (Note B)	60,134	11.83	114,620	11.83
Aptos (Taiwan) Corporation (Note B)	108,755	9.72	—	—
United Foundry Service, Inc. (Note D)	—	—	102,441	100.00
United Fu Shen Chen Technology Corporation (formerly Applied Component Technology Corp.) (Note E)	—	—	43,788	19.30

Subtotal	37,304,798		66,436,346

Investments accounted for under the cost method or the lower of cost or market value method:
United Fu Shen Chen Technology Corporation (formerly Applied Component Technology Corp.)(Note E)	$—	16.44	$—	—
EPITECH Technology Corp.	299,993	10.08	—	—
United Industrial Gases Co., Ltd.	146,250	8.11	146,250	8.27
MediaTek Incorporation	726,309	7.54	1,042,968	11.00
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,149,230	4.99
Subtron Technology Co., Ltd.	172,800	4.92	172,800	5.47
South Epitaxy Corporation	143,661	4.15	—	—
Chipbond Technology Corporation	174,735	3.20	—	—
Billionton Systems Inc.	30,948	2.71	30,948	2.79
AU Optronics Corp. (Note F)	959,082	1.44	1,931,279	2.89
Mega Financial Holding Company	3,108,656	0.84	3,108,656	0.84
Premier Image Technology Corporation	27,964	0.61	27,964	0.62
Pacific Technology Partners, L.P. (Note G)	359,722	—	299,889	—
Pacific United Technology, L.P. (Note G)	126,560	—	96,720	—
Taiwan High Speed Rail Corporation (Note H)	300,000	—	300,000	—

Subtotal	7,715,876		8,306,704

Total	$45,020,674		$74,743,050

Note A:	During 2004, the Company acquired an additional 24.95% of interests in UMCi Ltd., totaling 227,938 thousand shares amounting to NT$10,762 million. Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.

Note B:	The equity method was applied for investees of which the percentage of ownership directly and indirectly held by the Company was greater than 20%.

Note C:	The equity method was applied for investees in which the Company held the highest percentage of the outstanding voting shares and had significant influences on operating decisions.

Note D:	United Foundry Service, Inc. liquidated in April 2005. All businesses, operations, and assets of the company were transferred to UMC Group (USA).

Note E:	Since January 1, 2005, the Company was no longer a majority stockholder of United Fu Shen Chen Technology Corporation. As the Company had no majority voting rights or significant influences, the cost method was applied.

Note F:	As of June 30, 2005 and 2004, 71,215 thousand shares and 66,109 thousand shares with book values of NT$959 million and NT$890 million, respectively, held by the Company in AU Optronics Corp. were utilized as reference shares for the Company’s zero coupon exchangeable bonds.

Note G:	The amount represented the investment in limited partnership without voting rights. As the Company was not able to exercise significant influences, the investments were accounted for under the cost method.

Note H:	The amount represented investment in 30 million preferred shares. As the Company did not possess voting rights or significant influence, the cost method was applied.

b.	Investment loss accounted for under the equity method, which were based on the audited financial statements of the investees were NT$2,144 million and NT$665 million for the six-month periods ended June 30, 2005 and 2004, respectively. Among which, investment income amounting to NT$144 million and NT$306 million for the six-month periods ended June 30, 2005 and 2004, respectively, and the related long-term investment balances of NT$5,559 million and NT$5,337 million as of June 30, 2005 and 2004, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	15,860,960	(4,298,474)	11,562,486
Machinery and equipment	348,877,930	(222,554,924)	126,323,006
Transportation equipment	88,095	(57,657)	30,438
Furniture and fixtures	2,119,552	(1,384,660)	734,892
Construction in progress and prepayments	20,087,650	—	20,087,650

Total	$388,166,763	$(228,295,715)	$159,871,048

	As of June 30, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	12,119,790	(3,361,639)	8,758,151
Machinery and equipment	256,262,691	(164,866,036)	91,396,655
Transportation equipment	80,546	(49,003)	31,543
Furniture and fixtures	1,941,066	(1,120,607)	820,459
Leased assets	47,783	(39,819)	7,964
Construction in progress and prepayments	15,443,534	—	15,443,534

Total	$287,027,986	$(169,437,104)	$117,590,882

a.	Total interest expense before capitalization amounted to NT$643 million and NT$758 million for the six-month periods ended June 30, 2005 and 2004, respectively.

Details of capitalized interest are as follows:

	For the six-month period ended June 30,
	2005	2004
Machinery and equipment	$192,785	$72,557
Other property, plant and equipment	2,922	2,457

Total interest capitalized	$195,707	$75,014

Interest rates applied	2.88%~4.20%	2.30%~3.38%

b.	The insurance coverage for property, plant and equipment was sufficient as of June 30, 2005 and 2004, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)	OTHER ASSETS-OTHERS

	As of June 30,
	2005	2004
Leased assets	$1,363,681	$1,414,742
Deposits-out	584,339	722,576
Others	121,675	122,909

Total	$2,069,695	$2,260,227

a.	The insurance coverage for leased assets was sufficient as of June 30, 2005 and 2004, respectively.

b.	Please refer to Note 6 for deposits-out pledged as collateral.

(10)	SHORT-TERM LOANS

	As of June 30,
	2005	2004
Unsecured bank loans	$1,645,280	$2,028,600

Interest rates	3.22%~3.73%	1.38%~1.62%

The Company’s unused short-term lines of credits amounted to NT$8,872 million and NT$9,856 million as of June 30, 2005 and 2004, respectively.

(11)	BONDS PAYABLE

	As of June 30,
	2005	2004
Secured domestic bonds payable	$—	$1,140,003
Unsecured domestic bonds payable	30,500,000	37,750,000
Exchangeable bonds payable	3,097,240	3,309,661

Total	33,597,240	42,199,664
Less: Current portion	(5,250,000)	(8,390,003)

Net	$28,347,240	$33,809,661

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three annual installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days’ advance notice, at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs on the NYSE or other applicable securities exchange on which the ADSs are listed on any ADSs trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

ii.	At any time prior to maturity, at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2004, the Company had reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the six-month period ended June 30, 2004, was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics Corp. (AUO) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on May 10, 2007.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002, and prior to May 10, 2007, at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US Dollars at the rate of NT$34.645 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$51.30 per share, determined on the basis of a fixed exchange rate of NT$34.645 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of June 30, 2005 and 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million and US$131 million, respectively, into AUO shares. The corresponding gains on the exchange amounting to NT$0 and NT$3,457 million for the six-month periods ended June 30, 2005 and 2004, respectively, were recognized as gain on disposal of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$206 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005, at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.390 to US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of June 30, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the six-month period ended June 30, 2004, was recognized as a gain on disposal of investments.

h.	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
2005 (3rd quarter thereafter)	$—
2006	10,250,000
2007	5,347,240
2008	10,500,000
2009	—
2010 and thereafter	7,500,000

Total	$33,597,240

(12)	LONG-TERM LOANS

	As of June 30,
	2005	2004
Secured long-term loans	$—	$451,418
Less:Current portion	—	(425,046)

Net	$—	$26,372

Interest rates	—	2.20%~2.22%

a.	As of June 30, 2004, the Company’s long-term loans denominated in foreign currency amounted to US$13 million;

b.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(13)	PENSION FUND

Pension costs amounting to NT$344 million and NT$264 million were recognized for the six-month periods ended June 30, 2005 and 2004, respectively. The corresponding totals of the pension fund were NT$1,013 million and NT$902 million as of June 30, 2005 and 2004, respectively.

(14)	CAPITAL STOCK

a.	As of June 30, 2004, 22,000,000 thousand common shares were authorized to be issued and 16,140,744 thousand common shares were issued, each at a par value of NT$10.

b.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of $10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

c.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,335 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

d.	On July 22, 2004, the Company wrote off 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

e.	The employee stock options issued by the Company on October 7, 2002 were exercised into 44,138 thousand shares during 2004. The effective date of issuance of new shares was December 28, 2004.

f.	The employee stock options issued by the Company on October 7, 2002, and January 3, 2003, were exercised into 36,563 thousand shares during the six-month period ended June 30, 2005.

g.	On April 26, 2005, the Company wrote off 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002, for the conversion of convertible bonds.

h.	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

i.	As of June 30, 2005, 22,000,000 thousand common shares were authorized to be issued and 17,779,431 thousand common shares were issued, each at a par value of NT$10. The limit of share capital was increased to NT$260,000 million based on the resolution of the shareholders’ meeting on June 13, 2005.

j.	The Company has issued a total of 250,987 thousand ADSs which were traded on the NYSE as of June 30, 2005. The total number of common shares represented by all issued ADSs is 1,254,936 thousand shares (one ADS represents five common shares).

(15)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, and September 30, 2004, the Company was authorized by the relevant government authorities to issue Employee Stock Options with a total number of 1 billion, 150 million, and 150 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the

Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The grant period of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	729,311	$17.7
January 3, 2003	61,000	50,030	$19.9
November 26, 2003	57,330	50,140	$27.8
March 23, 2004	33,330	27,640	$25.7
July 1, 2004	56,590	48,920	$23.2
October 13, 2004	20,200	17,340	$20.0
April 29, 2005	23,460	22,310	$18.4

a.	A summary of the Company’s stock option plans, and related information for the six-month periods ended June 30, 2005 and 2004, are as follows:

	For the six-month period ended June 30,
	2005		2004
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	973,858	$18.9	980,664	$18.4
Granted	23,460	$18.4	33,330	$25.7
Exercised	(36,563)	$17.7	—	—
Forfeited	(15,064)	$19.9	(23,692)	$19.2

Outstanding at end of period	945,691	$18.9	990,302	$18.6

Exercisable at end of period	357,276		—

Weighted-average fair value of options granted during the year (NTD)	$6.0		$4.5

b.	The information of the Company’s outstanding stock options as of June 30, 2005, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
91.09.11	$17.7~$19.9	779,341	1.7	$17.8	357,276	$17.9
92.10.08	$23.2~$27.8	126,700	3.1	$25.6	—	—
93.09.30	$18.4~$20.0	39,650	4.0	$19.1	—	—

		945,691	1.9	$18.9	357,276	$17.9

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the six-month period ended June 30, 2005 is NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the six-month period ended June 30, 2005
	Basic earnings per share	Diluted earnings per share
Net Income	$1,817,700	$1,817,700
Earnings per share (NTD)	$0.11	$0.11
Pro forma net income	$1,741,162	$1,741,162
Pro forma earnings per share (NTD)	$0.11	$0.10

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the six-month period ended June 30, 2005: expected dividend yields of 1.63%; volatility factors of the expected market price of the Company’s common stock of 42.39%; risk-free interest rate of 2.24%; and a weighted-average expected life of the options of 4.4 years.

(16)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the six-month periods ended June 30, 2005 and 2004. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of June 30, 2005
For transfer to employees	241,181	374,960	(49,114)	567,027

For the six-month period ended June 30, 2004

(In thousands of shares)

Purpose	As of January 1, 2004	Increase	Decrease	As of June 30, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	—	149,728

Total shares	198,842	192,067	—	390,909

b.	According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock should not exceed 10% of the Company’s stock issued. Total purchase amount should not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of June 30, 2005 and 2004, was 1,777,943 thousand shares and 1,614,074 thousand shares while the ceiling of the amount was NT$83,442 million and NT$74,019 million, respectively. As of June 30, 2005 and 2004, the Company held 567,027 thousand shares and 390,909 thousand shares of treasury stock that amounted to NT$13,768 million and NT$12,299 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it entitle voting rights or receive dividends.

d.	As of June 30, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$23.19 and NT$8.68 per share, respectively. The average closing price during June 2005 was NT$23.19.

As of June 30, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 503,456 thousand shares and 18,340 thousand shares of the Company’s stock, with a book value of NT$24.83 and NT$9.37 per share, respectively. The average closing price during June 2004 was NT$24.83.

(17)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b) and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings shall be allocated as employees’ bonus which will be settled through issuance of new Company shares or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors makes and presents the distribution proposal annually at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

Details of the 2004 and 2003 dividend distribution and directors’ and supervisors’ remuneration are as follows:

	2004	2003
Cash dividend (per share)	$0.10	$—
Stock dividend (per share)	$1.03	$0.76
Capitalization from reserved capital (per share)	$—	$0.04
Employees stock dividend	$1,973 million	$1,111 million
Directors’ and supervisors’ remuneration	$27 million	$13 million

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve—excess from the merger in proportion to the ownership percentage—then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

(18)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2005			2004
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$1,590,737	$707,813	$2,298,550	$2,820,736	$884,599	$3,705,335
Labor and health insurance	202,468	55,159	257,627	177,328	47,710	225,038
Pension	254,043	89,986	344,029	192,236	71,633	263,869
Other personnel expenses	29,028	8,065	37,093	29,328	7,466	36,794
Depreciation	21,159,529	911,915	22,071,444	17,345,727	933,927	18,279,654
Amortization	73,478	968,702	1,042,180	31,812	451,033	482,845

The numbers of employees as of June 30, 2005 and 2004, were 11,588 and 9,662, respectively.

(19)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month period ended June 30,
	2005	2004
Income tax on pre-tax income at statutory tax rate	$831,762	$4,907,307
Permanent differences	(757,916)	(4,442,722)
Change in investment tax credit	6,512,323	1,088,110
Change in valuation allowance	(6,586,169)	(1,523,310)
Income tax on interest revenue separately taxed	397	4,098

Income tax expense	$397	$33,483

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$15,124,463		$17,416,622
Loss carry-forward	$14,994,930	3,748,732	$14,953,722	3,738,431
Pension	2,962,723	740,681	2,356,540	589,135
Allowance on sales returns and discounts	382,310	95,578	638,934	159,733
Allowance for loss on obsolescence of inventories	811,580	202,895	453,531	113,383
Others	282,944	70,736	166,866	41,716

Total deferred income tax assets		19,983,085		22,059,020
Valuation allowance		(8,975,040)		(10,576,722)

Net deferred income tax assets		11,008,045		11,482,298

	As of June 30,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax liabilities
Unrealized exchange gain	(548,978)	(137,245)	(1,608,131)	(402,033)
Depreciation	(14,139,585)	(3,534,896)	(15,477,444)	(3,869,361)

Total deferred income tax liabilities		(3,672,141)		(4,271,394)

Total net deferred income tax assets		$7,335,904		$7,210,904

Deferred income tax assets - current		$5,255,111		$7,820,060
Deferred income tax liabilities - current		(137,245)		(420,033)
Valuation allowance		(1,704,337)		(4,589,087)

Net		3,413,529		2,810,940

Deferred income tax assets - noncurrent		14,727,974		14,238,960
Deferred income tax liabilities - noncurrent		(3,534,896)		(3,869,361)
Valuation allowance		(7,270,703)		(5,987,635)

Net		3,922,375		4,381,964

Total net deferred income tax assets		$7,335,904		$7,210,904

c.	The Company’s income tax returns for all the fiscal years through 1999 and 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statutes for the Establishment and Administration of Science Park of R.O.C.”, the Company was granted several four-year income tax exemption periods for income derived from the expansion of operations. The starting date of the exemption granted for the expansions of operations in 2000 and 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2009.
e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2005, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2005	$4,323,403	$1,844,524
2006	3,656,565	3,656,565
2007	1,996,790	1,996,790
2008	3,166,290	3,166,290
2009	4,460,294	4,460,294

Total	$17,603,342	$15,124,463

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of June 30, 2005, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,096,582	$11,096,582
2007	3,857,140	3,857,140
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,994,930	$14,994,930

g.	The balance of the Company’s imputation credit accounts as of June 30, 2005 and 2004 were NT$67 million and NT$76 million, respectively. The actual creditable ratio for 2004 and 2003 was 0.23% and 0.69%, respectively.

h.	The ending balances of unappropriated earnings as of June 30, 2005 and 2004 were as follows:

	As of June 30,
	2005	2004
Prior to January 1, 1998	$—	$16,565
After January 1, 1998	3,622,790	20,121,962

Total	$3,622,790	$20,138,527

(20)	EARNINGS PER SHARE

a.	The Company held employee stock options during the six-month period ended June 30, 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the six-month period ended June 30, 2005 and 2004, is disclosed as follows:

	For the six-month period ended June 30,
(shares expressed in thousands)	2005	2004 (retroactively adjusted)
Income before income tax	$1,818,097	$19,629,266
Effect of dilution:
Employee stock options	—	—
Convertible bonds	—	39,626

Adjusted income before income tax assuming dilution	$1,818,097	$19,668,892

	For the six-month period ended June 30,
(shares expressed in thousands)	2005	2004 (retroactively adjusted)
Net income	$1,817,700	$19,595,783
Effect of dilution:
Employee stock options	—	—
Convertible bonds	—	29,720

Adjusted net income assuming dilution	$1,817,700	$19,625,503

Weighted-average of shares outstanding	16,579,598	16,705,273
Effect of dilution:
Employee stock options	92,221	345,074
Convertible bonds	—	44,910

Adjusted weighted-average of shares outstanding assuming dilution	16,671,819	17,095,257

Earnings per share-basic (NTD)
Income before income tax	$0.11	$1.18

Net income	$0.11	$1.17

Earnings per share-diluted (NTD)
Income before income tax	$0.11	$1.15

Net income	$0.11	$1.15

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

	For the six-month period ended June 30, 2005
(shares expressed in thousands)	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Purchase of 374,960 thousand shares of treasury stock from January 1 to June 30	(39,313)	(39,313)
Exercise of 36,563 thousand units of employees’ stock options	20,172	20,172
Dilutive shares of employee stock options accounted for under treasury stock method	—	92,221

Ending balance	17,531,660	17,623,881

Earnings per share
Net income (NTD)	$0.10	$0.10

	For the six-month period ended June 30, 2004 (retroactively adjusted)
(shares expressed in thousands)	Basic	Diluted
Net income	$19,595,783	$19,625,503

Weighted-average of shares outstanding:
Beginning balance	15,941,901	15,941,901
Purchase of 192,067 thousand shares of treasury stock from January 1 to June 30, 2004	(50,445)	(50,445)
Stock dividends and employees’ bonus at 8.7% in 2004	1,380,957	1,380,957
Dilutive shares of employee stock options accounted for under treasury stock method	—	345,074
Dilutive shares issued assuming conversion of bonds	—	44,910

Ending balance	17,272,413	17,662,397

Earnings per share
Net income (NTD)	$1.13	$1.11

c.	Pro forma information on retroactively adjusted earnings per share as if 2004 earnings are distributed:

	For the period ended June 30, 2005
	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average of shares outstanding:
Shares (capitalization of 2004 earnings ordinary at 11.4%)	18,477,495	18,580,272

Earnings per share (NTD)	$0.10	$0.10

	For the period ended June 30, 2004 (retroactively adjusted)
	Basic	Diluted
Net income	$19,595,783	$19,625,503

Weighted-average of shares outstanding:
Shares (capitalization of 2004 earnings ordinary at 11.4%)	18,617,557	19,052,183

Earnings per share (NTD)	$1.05	$1.03

(21)	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the R.O.C. SFAS No. 25 “Enterprise Mergers — Accounting of Purchase Method.”

Relevant information required by R.O.C. SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of the dissolved company were exchanged by the surviving company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was integrated into the operating result of the Company.

d.	Acquisition costs and the types, quantities, and amounts of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a listed company, there is no market value. Thus, the acquisition cost was determined based on the appraisal report made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which is amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C.

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was consolidated into the financial statements of the Company.

The pro forma operating results from January 1, 2004 to June 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004.

(Shares expressed in thousands)	For the six-month period ended June 30, 2004
Net operating revenues	$56,758,278
Net income	$18,422,384
Weighted-average of shares outstanding	17,093,452
Earnings per share-basic (NTD)	$1.08

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC Group (USA) (UMC-USA)	Equity investee
United Foundry Service, Inc. (liquidated in April 2005)	Equity investee
United Microelectronics (Europe) B.V. (UME BV)	Equity investee
UMC Capital Corporation	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Corporation (Fortune)	Equity investee
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Equity investee
UMCi Ltd.	Equity investee
United Microdisplay Optronics Corp. (UMO)	Equity investee
UMC Japan (UMCJ)	Equity investee
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee
Unitech Capital Inc.	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
ITE Tech. Inc.	Equity investee

Name of related parties	Relationship with the Company
Unimicron Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corporation. (AMIC)	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
Aptos (Taiwan) Corporation (Aptos)	Equity investee
Thintek Optronics Corporation	Equity investee
Chiao Tung Bank Co., Ltd. (Chiao Tung) (ceded the supervisory role on May 30, 2005)	The Company’s supervisor
Unitruth Investment Corporation. (Unitruth)	Subsidiary’s equity investee
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Uwave Technology Corp. (formerly United Radiotek Incorporation)	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
Afa Technologies, Inc.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
USBest Technology Inc.	Subsidiary’s equity investee
U-Media Communications, Inc.	Subsidiary’s equity investee
Chip Advanced Technology Corp.	Subsidiary’s equity investee
Crystal Media Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
ULi Electronics Inc.	Subsidiary’s equity investee
XGI Technology Inc.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$18,179,163	46	$24,508,013	45
UME BV	3,818,862	9	8,431,152	15
Others	5,996,113	15	4,139,145	8

Total	$27,994,138	70	$37,078,310	68

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 30~60 days, while the terms for domestic sales were month-end 30~60 days.

b.	Purchases

	For the six-month period ended June 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMCi	$1,244,347	12	$65,324	1
Others	—	—	135,435	1

Total	$1,244,347	12	$200,759	2

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases from overseas were net 60 days for the related parties and net 30~90 days for the third-party suppliers, while the terms for domestic purchases were month-end 60~90 days for the related parties and month-end 30~90 days for the third-party suppliers.

c.	Notes receivable

	As of June 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
Holtek	$57,853	100	$60,094	52
AMIC	—	—	53,659	46
Others	—	—	830	1

Total	$57,853	100	$114,583	99

d.	Accounts receivable, net

	As of June 30,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$3,550,827	37	$6,071,240	39
UME BV	704,927	7	3,028,808	19
Others	1,975,107	21	1,434,544	9

Total	6,230,861	65	10,534,592	67

Less: Allowance for sales returns and discounts	(275,248)		(630,803)
Less: Allowance for doubtful accounts	(122,846)		(108,116)

Net	$5,832,767		$9,795,673

e.	Financial activities

Other receivables – related parties

	For the six-month period ended June 30, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCi	$5,137,760	March	$—	2.74%~3.05%	$7,669

Loans

	For the six-month period ended June 30, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	January	$162,923	1.83%~2.53%	$1,529

f.	Property, plant and equipment transactions

	For the six-month period ended June 30, 2005
	Item	Amount
Fortune	Purchase of Aptos stock	$140,231
Fortune	Purchase of Epitech Corporation stock	185,840
Hsun Chieh	Purchase of Epitech Corporation stock	97,658
Unitruth	Purchase of Epitech Corporation stock	16,495

		$440,224

	For the six-month period ended June 30, 2004
	Item	Amount
UMCJ	Purchase of UMCi Stock	$3,947,580

In 2004, the Company acquired 90,000 thousand shares of UMCi from UMCJ amounting to approximately NT$3,948 million. The purchase price of US$1.3 per share was based on UMCi’s net asset value, considerations of future industry competition and operating strategies. The Company has complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” to obtain fairness opinions from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the upstream transaction amounting to NT$475 million were recognized by UMCJ, and the Company eliminated NT$254 million in proportion to its ownership percentage while recognizing the investment gain or loss of UMC Japan.

g.	Other transactions

The Company has made several other transactions, including service charges, development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$413 million and NT$634 million for the six-month periods ended June 30, 2005 and 2004, respectively.

As of June 30, 2005, the development contracts of intellectual property entered into with Faraday have amounted to approximately NT$2,318 million, and a total amount of NT$1,266 million has been paid. As of June 30, 2004, the development contracts of intellectual property entered into with Faraday have amounted to approximately NT$1,719 million, and a total amount of NT$677 million has been paid.

The Company has purchased approximately NT$166 million and NT$222 million of masks from Toppan during the six-month periods ended June 30, 2005 and 2004, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30, 2005

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$523,730	Customs	Customs duty guarantee

As of June 30, 2004
	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$513,627	Customs	Customs duty guarantee
Machinery and equipment	5,909,993	The International Commercial Bank of China, etc.	Bonds payable and long-term loans

Total	$6,423,620

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$18.9 billion. Royalties and development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2005 (3rd quarter thereafter)	$3,228,821
2006	1,464,037
2007	1,566,904
2008	286,564
2009	131,479

Total	$6,677,805

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2005, these construction contracts have amounted to approximately NT$0.55 billion and the unpaid portion of the contracts was approximately NT$0.14 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has set dates for dispositive motions or for trial after December 5, 2005. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

(4)	The Company entered into several operating lease contracts for land in Hsinchu Science Park, Tainan Science Park, and Pasir Ris Wafer Fab Park in Singapore. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2005 (3rd quarter thereafter)	$97,317
2006	194,874
2007	181,048
2008	178,534
2009	178,857
2010 and thereafter	2,012,836

Total	$2,843,466

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts obliged the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. The Company was informed that such search was regarding certain allegations made on the ground of the Securities Exchange Act. On February 18, 2005, the Chairman of the Company released a public statement, explaining that although it had delivered assistance to Hejian Technology Corporation (“Hejian”), given the restrictions of laws and regulations, such assistance did not involve any investment or technology transfer.

From the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance. Furthermore, circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered a 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The representative of Hejian has indicated that it is also an alternative to put the shares in escrow or adopt other measures so as to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

As of June 30, 2005, no charge had been filed by the prosecutor against the Company or the Chairman and the result of investigation had not been finalized.

In April 2005, the Chairman of the Company was fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (“R.O.C. SFC”) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (“TSE”) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its Chairman have filed for administrative appeal and reconsideration with R.O.C. SFC and TSE, respectively.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial instruments

	As of June 30,
	2005		2004
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets
Cash and cash equivalents	$68,065,457	$68,065,457	$82,488,024	$82,488,024
Marketable securities	3,058,579	3,164,734	3,102,600	3,403,912
Notes and accounts receivables	10,258,765	10,258,765	16,443,450	16,443,450
Long-term investments	45,020,674	84,194,312	74,743,050	118,148,791
Deposits-out	584,339	584,339	722,576	722,576

Financial liabilities
Short-term loans	1,645,280	1,645,280	2,028,600	2,028,600
Payables	14,357,843	14,357,843	17,898,358	17,898,358
Capacity deposits (current portion)	649,633	649,633	1,094,546	1,094,546
Bonds payable (current portion included)	33,597,240	34,435,174	42,199,664	43,721,530
Long-term loans (current portion included)	—	—	451,418	451,418

	As of June 30,
	2005		2004
Derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Credit-linked deposits and repackage bonds - Trading purpose	$1,216,108	$1,216,108	$1,879,338	$1,879,338
Interest rate swaps - Non-trading purpose	(11,059)	(578,783)	4,594	(516,400)
Forward contracts - Non-trading purpose	(16,416)	(16,416)	(21,549)	(21,549)
Options contracts - Trading purpose	—	—	—	(3,200)

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate to fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits and payables.

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of deposits-out are based on the book values since the remittance dates cannot be ascertained.

d.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate to the fair values since the loans bear floating rates.

e.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(3)	The Company and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29

As of June 30, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	USD	5 million	2004.08.01
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds & Loans	NTD	200 million	2007.02.05
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Hannstar Display Corporation European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC Japan, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within 1 year or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(4)	The Company entered into interest rate swap and forward contracts and its subsidiary, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiary, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2005 and 2004, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC Japan, are summarized as follows:

As of June 30, 2005

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 108 million	June 10, 2005 to July 29, 2005
Forward contracts	Buy JPY 9 million	June 13, 2005 to July 1, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 2.1 million	June 14, 2005 to July 29, 2005

As of June 30, 2004

The Company

Type	Notional Amount	Contract Period
Forward contract	Buy EUR 2 million	June 1, 2004 to July 29, 2004
Buy JPY 447 million
Sell USD 225 million

c.	The details of options contracts are as follows:

As of June 30, 2004

(a)	Sell

Type	Notional Amount	Contract Period
Sell USD/Buy NTD (European)	USD 5 million	April 12, 2004 to July 12, 2004
Sell USD /Buy JPY (European)	USD 5 million	April 12, 2004 to July 12, 2004

(b) Buy

Type	Notional Amount	Contract Period
Sell USD/Buy NTD (European)	USD 5 million	April 12, 2004 to July 12, 2004

d.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

(5)	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recognized under current assets or current liabilities.

The Company

As of June 30, 2005 and 2004, the balances of current liabilities and assets arising from interest rate swap were NT$11 million and NT$5 million, respectively.

The balance arising from forward contracts amounting NT$16 million was under current liabilities in the balance sheet as of June 30, 2005. As of June 30, 2004, the balances are disclosed separately under current assets and liabilities, amounting to NT$7 million and NT$29 million, respectively. The related exchange losses for the six-month periods ended June 30, 2005 and 2004, amounting to NT$170 million and NT$241 million, respectively, were recognized under non-operating expenses.

Net exchange loss arising from options contracts as of June 30, 2004, amounted to NT$12 million.

UMC Japan

The balance arising from forward contracts is disclosed under current liability of the amount of JPY 2 million in the balance sheet as of June 30, 2005. The related exchange gain for the six-month period ended June 30, 2005, was JPY 51 million

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the six-month period ended June 30, 2005 : Please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2005 : Please refer to Attachment 2.

c.	Securities held as of June 30, 2005 : Please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005 : Please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005 : Please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005 : Please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005 : Please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of June 30, 2005 : Please refer to Attachment 8.

i.	Names, locations and related information of investees as of June 30, 2005 : Please refer to Attachment 9.

j.	Derivative financial instruments : Please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT-1 (Financing provided to others for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

											Collateral
No.	Lender	Counterparty	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
0	UMC	UMCi Ltd.	Other receivables	$5,137,760	$—	2.74%~3.05%	Note	N/A	Operating capital	N/A	N/A	N/A	N/A	N/A

1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD 691	USD 691	7%	Note	N/A	Employee loan	-	Securities	Lower	N/A	N/A

Note : Need for short-term financing.

ATTACHMENT-2 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
N/A

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	King Yuan Electronics Co., Ltd.	-	Short-term investment	800	$271,600	—	$257,972	None
Convertible bonds	EPISTAR Corporation	-	Short-term investment	100	34,140	—	31,540	None
Convertible bonds	Ching Feng Home Fashions Co., Ltd.	-	Short-term investment	2,000	68,300	—	61,902	None
Convertible bonds	International Semiconductor Technology Ltd.	-	Short-term investment	4,000	135,800	—	110,390	None
Convertible bonds	Everlight Electronics Co., Ltd.	-	Short-term investment	100	33,745	—	31,786	None
Convertible bonds	Siliconware Precision Industries	-	Short-term investment	8,000	270,120	—	235,008	None
Convertible bonds	Mega Financial Holding Company	-	Short-term investment	5,000	166,650	—	155,633	None
Convertible bonds	Quanta Storage Inc.	-	Short-term investment	4,500	152,778	—	134,833	None
Convertible bonds	EDOM Technology Co., Ltd.	-	Short-term investment	60	201,990	—	181,922	None
Convertible bonds	Action Electronics Co., Ltd.	-	Short-term investment	10,000	322,200	—	338,834	None
Stock	SpringSoft, Inc.	-	Short-term investment	8,183	415,728	—	534,530	None
Stock	King Yuan Electronics Co., Ltd.	-	Short-term investment	20,076	356,781	—	576,511	None
Stock	SerComm Corporation	Subsidiary’s equity investee	Short-term investment	129	3,093	—	3,693	None
Stock	Yang Ming Marine Transport Corp.	-	Short-term investment	3,254	128,057	—	93,491	None
Stock	Micronas Semiconductor Holding AG	-	Short-term investment	280	398,672	—	308,906	None
Stock	L&K Engineering Co., Ltd.	-	Short-term investment	1,341	98,925	—	107,783	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	708,829	100.00	708,829	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	283,099	100.00	272,629	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	55,000	1,306,287	100.00	1,306,287	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	1,000	14,897	100.00	14,897	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	14,604	100.00	14,604	None
Stock	Fortune Venture Capital Corporation	Investee company	Long-term investment	449,994	3,758,856	99.99	4,079,243	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	10,409,009	99.97	23,054,302	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	104,345	201,914	83.48	224,222	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	300,407	49.99	300,470	None
Stock	UMC Japan	Investee company	Long-term investment	484	7,269,416	47.42	5,776,415	None
Stock	Toppan Photomasks Taiwan Ltd.(formerly DuPont Photomasks Taiwan Ltd.)	Investee company	Long-term investment	106,621	1,012,456	45.35	1,012,379	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	710,102	42.00	710,102	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	48,980	797,730	25.23	1,789,695	None
Stock	ITE Tech. Inc.	Investee company	Long-term investment	24,229	292,828	22.21	431,283	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	185,626	3,640,017	20.85	5,027,857	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	47,682	907,782	18.38	2,943,692	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	4,048,689	16.16	3,715,581	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	Thintek Semiconductor Corp.	Investee company	Long-term investment	3,565	$30,383	14.26	$14,699	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	52,823	1,428,604	13.24	7,368,752	None
Stock	AMIC Technology Corporation	Investee company	Long-term investment	16,200	60,134	11.83	89,664	None
Stock	Aptos (Taiwan) Corp.	Investee company	Long-term investment	16,100	108,755	9.72	103,188	None
Stock	Epitech Corp.	-	Long-term investment	10,554	299,993	10.08	Note	None
Stock	United Industrial Gases Co., Ltd.	-	Long-term investment	13,185	146,250	8.11	Note	None
Stock	MediaTek Incorporation	-	Long-term investment	58,033	726,309	7.54	16,152,772	None
Stock	Industrial Bank of Taiwan Corp.	-	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	11,520	172,800	4.92	Note	None
Stock	South Epitaxy Corporation	-	Long-term investment	7,060	143,661	4.15	184,793	None
Stock	Chipbond Technology Corporation	-	Long-term investment	6,440	174,735	3.20	258,303	None
Stock	Billionton Systems Inc.	-	Long-term investment	1,826	30,948	2.71	38,042	None
Stock	AU Optronics Corp.	-	Long-term investment	71,215	959,082	1.44	3,777,963	None
Stock	Mega Financial Holding Company	-	Long-term investment	95,577	3,108,656	0.84	1,991,056	None
Stock	Premier Image Technology Corporation	-	Long-term investment	3,395	27,964	0.61	121,784	None
Fund	Pacific Technology Partners, L.P.	-	Long-term investment	—	359,722	—	Note	None
Fund	Pacific United Technology, L.P.	-	Long-term investment	—	126,560	—	Note	None
Stock-Preferred stock	Taiwan High Speed Rail Corporation	-	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ENE Technology Inc.	-	Short-term investment	250	$5,096	0.73	$7,359	None
Stock	Premier Image Technology Corp.	-	Short-term investment	2,094	112,925	0.40	75,101	None
Stock	Shanghai Fudan Microelectronics. Co., Ltd.	-	Short-term investment	516	2,511	0.10	641	None
Stock	SinoPac Holdings	-	Short-term investment	1,464	28,535	0.04	23,450	None
Stock	Trident Technologies, Inc.	-	Short-term investment	130	64,261	—	90,569	None
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	10,000	94,684	100.00	94,684	None
Stock	Uwave Technology Corp.(formerly United Radiotek Inc.)	Investee company	Long-term investment	12,750	45,537	49.04	45,537	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	6,828	10,773	41.38	10,773	None
Fund	UC Fund II	Investee company	Long-term investment	5,000	121,532	35.45	121,532	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	4,950	26,684	30.94	26,684	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,555	33,339	28.20	33,339	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	5,838	32,859	25.82	32,859	None
Stock	Crystal Media Inc.	Investee company	Long-term investment	2,115	12,391	24.88	12,391	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	2,563	23,694	18.99	23,694	None
Stock	Harvatek Corporation	Investee company	Long-term investment	22,392	351,312	18.20	608,477	None
Stock	Patent op, Ltd.	Investee company	Long-term investment	720	1,195	18.00	1,195	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	97,180	$1,848,305	10.92	$2,632,229	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,800	9,028	10.59	9,028	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	18,142	10.50	18,142	None
Stock	SerComm Corporation	Investee company	Long-term investment	10,176	186,803	10.06	290,203	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	24,963	250,558	10.05	250,558	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	1,386	13,800	9.86	13,800	None
Stock	Aptos (Taiwan) Corp.	Investee of UMC and Hsun Chieh	Long-term investment	16,165	108,396	9.76	108,396	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	7,842	158,358	9.51	158,358	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	470	4,541	9.40	4,541	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	1,500	15,367	6.31	15,367	None
Stock	AMIC Technology Corporation	Investee of UMC and Hsun Chieh	Long-term investment	6,830	37,788	4.99	37,788	None
Stock	Faraday Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	14,265	1,109,310	4.93	880,668	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	696,808	4.39	535,239	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	1,598	21,577	2.50	21,577	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,249	110,988	0.82	453,236	None
Stock	VastView Technology Inc.	-	Long-term investment	4,487	29,759	19.94	Note	None
Stock	Kits OnLine Technology Corp.	-	Long-term investment	4,455	56,231	15.91	Note	None
Stock	Advance Materials Corporation	-	Long-term investment	14,994	152,321	15.78	Note	None
Stock	Everglory Resource Technology Co., Ltd.	-	Long-term investment	3,700	74,000	15.14	Note	None
Stock	LighTuning Tech., Inc.	-	Long-term investment	1,900	24,772	15.08	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	-	Long-term investment	5,600	56,000	10.67	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	-	Long-term investment	4,284	43,482	10.06	Note	None
Stock	Printech International Inc.	-	Long-term investment	3,000	30,000	9.68	Note	None
Stock	Trendchip Technologies Corp.	-	Long-term investment	3,775	60,406	9.25	Note	None
Stock	EE Solution, Inc.	-	Long-term investment	1,950	51,900	7.28	Note	None
Stock	Chipsence Corp.	-	Long-term investment	3,800	41,800	7.24	Note	None
Stock	Giga Solution Technology Co., Ltd.	-	Long-term investment	8,750	105,000	6.91	Note	None
Stock	Fortune Semiconductor Corporation	-	Long-term investment	2,183	71,500	6.64	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	-	Long-term investment	2,000	20,000	6.28	Note	None
Stock	Riselink Venture Capital Corp.	-	Long-term investment	8,000	80,000	6.20	Note	None
Stock	Incomm Technologies Co., Ltd.	-	Long-term investment	1,800	25,020	6.00	Note	None
Stock	Ralink Technology Corporation	-	Long-term investment	3,575	53,625	5.96	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	-	Long-term investment	2,600	26,000	5.03	Note	None
Stock	Parawin Venture Capital Corp.	-	Long-term investment	5,000	50,000	5.00	Note	None
Stock	ACTi Corporation	-	Long-term investment	850	12,750	4.97	Note	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	Programmable Microelectronics(Taiwan) Corp.	-	Long-term investment	1,980	$23,760	4.95	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	-	Long-term investment	1,045	18,096	4.86	Note	None
Stock	JMicron Technology Corp.	-	Long-term investment	1,340	24,120	4.79	Note	None
Stock	Animation Technologies Corp.	-	Long-term investment	1,980	29,700	4.74	Note	None
Stock	HiTop Communications Corp.	-	Long-term investment	1,198	17,964	4.44	Note	None
Stock	Coretronic Corporation	-	Long-term investment	18,787	276,192	4.21	$838,327	None
Stock	Taiwan Asia Pacific Venture Fund	-	Long-term investment	85	21,625	4.15	Note	None
Stock	Epitech Corporation	-	Long-term investment	2,917	58,474	3.89	Note	None
Stock	IBT Venture Co.	-	Long-term investment	7,614	76,142	3.81	Note	None
Stock	Skardin Industrial Corp.	-	Long-term investment	1,000	75,070	3.58	Note	None
Stock	ZyDAS Technology Corp.	-	Long-term investment	1,000	23,000	3.33	Note	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	543,732	29,592,654	3.06	12,610,779	None
Stock	Sheng-Hua Venture Capital Corp.	-	Long-term investment	5,000	50,000	2.50	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	5,616	71,280	2.40	Note	None
Stock	Princeton Technology Corporation	-	Long-term investment	3,237	96,706	2.33	106,586	None
Stock	BroadWeb Corporation	-	Long-term investment	500	8,000	2.22	Note	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	186	2,790	2.07	Note	None
Stock	Taimide Tech., Inc.	-	Long-term investment	1,500	37,500	1.83	Note	None
Stock	Pixart Imaging Inc.	-	Long-term investment	1,143	16,107	1.83	Note	None
Stock	C-Com Corporation	-	Long-term investment	1,110	9,806	0.96	4,761	None
Stock	Aimtron Technology Inc.	-	Long-term investment	200	9,000	0.73	Note	None
Stock	Largan Precision, Co., Ltd.	-	Long-term investment	678	36,281	0.63	141,652	None
Stock	Mega Financial Holding Company	-	Long-term investment	59,539	1,882,974	0.52	1,240,324	None
Stock	ULTRA CHIP, Inc.	-	Long-term investment	90	1,710	0.14	Note	None
Stock	Averlogic Technologies, Inc.	-	Long-term investment	33	890	0.12	454	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	-	Long-term investment	1,500	46,883	—	N/A	None
Stock-Preferred Stock	Aurora System, Inc.	-	Long-term investment	550	6,355	—	N/A	None
Stock-Preferred Stock	Formerica International Holding, Inc.	-	Long-term investment	2,000	30,898	—	N/A	None
Stock-Preferred Stock	ForteMedia, Inc.	-	Long-term investment	5,694	108,456	—	N/A	None
Fund	VenGlobal Capital fund III, L.P.	-	Long-term investment	—	33,195	—	Note	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AEVOE Inc.	Investee company	Long-term investment	1,500	$8,455	44.12	$8,455	None
Stock	Smedia Technology Corp	Investee company	Long-term investment	4,572	22,924	26.89	22,924	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	5,000	48,771	21.02	48,771	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200	121,786	19.06	121,786	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	2,094	21,503	14.90	21,503	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	2,335	23,115	14.59	23,115	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	10,530	213,598	12.76	213,598	None
Stock	AMIC Technology Corp.	Investee of UMC and Fortune	Long-term investment	16,575	100,090	12.11	100,090	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	950	5,566	11.18	5,566	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	1,448	15,291	10.73	15,291	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	530	5,121	10.60	5,121	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	18,143	10.50	18,143	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	20,726	45,601	8.34	45,601	None
Stock	Aptos (Taiwan) Corporation	Investee of UMC and Fortune	Long-term investment	11,440	75,495	6.90	75,495	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,337	13,042	5.75	13,042	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	1,050	21,751	4.64	21,751	None
Stock	Cion Technology Corporation	-	Long-term investment	2,160	21,600	18.00	Note	None
Stock	Pixart Imaging Inc.	-	Long-term investment	10,690	207,004	17.15	Note	None
Stock	HiTop Communications Corp.	-	Long-term investment	3,142	47,136	11.64	Note	None
Stock	JMicro Technology Corp.	-	Long-term investment	2,660	47,880	9.50	Note	None
Stock	Programmable Microelectronics (Taiwan) Corp.	-	Long-term investment	3,302	37,156	8.25	Note	None
Stock	SIMpal Electronics Co., Ltd.	-	Long-term investment	6,009	70,179	7.34	Note	None
Stock	Bcom Electronics Inc.	-	Long-term investment	7,500	75,000	7.09	Note	None
Stock	Shin-Etsu Hondotai Taiwan Co., Ltd.	-	Long-term investment	10,500	105,000	7.00	Note	None
Stock	Aimtron Technology, Inc.	-	Long-term investment	1,384	58,777	5.02	Note	None
Stock	ACTi Corporation.	-	Long-term investment	850	12,750	4.97	Note	None
Stock	LighTuning Tech., Inc.	-	Long-term investment	600	9,629	4.76	Note	None
Stock	WavePlus Technology Inc.	-	Long-term investment	1,200	30,000	4.00	Note	None
Stock	Averlogic Technologies, Inc.	-	Long-term investment	1,051	17,628	3.80	14,463	None
Stock	Epitech Corporation	-	Long-term investment	3,207	43,614	3.69	Note	None
Stock	Animation Technologies Corp	-	Long-term investment	1,500	22,500	3.59	Note	None
Stock	Advanced Chip Engineering Tech. Inc.	-	Long-term investment	4,160	49,920	3.56	Note	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	186	1,860	3.08	Note	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	RDC Semiconductor Co., Ltd.	-	Long-term investment	960	$24,436	2.52	$19,397	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	650	14,800	2.43	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	3,701	52,870	1.58	Note	None
Stock	Forture Semiconductor Corporation	-	Long-term investment	349	10,461	1.06	Note	None
Stock	SiRF Technology Holding, Inc.	-	Long-term investment	311	42,396	0.90	159,818	None
Stock	Arcadia Design Systems(Taiwan), Inc.	-	Long-term investment	162	1,579	0.83	Note	None
Stock	United Microelectronic Corp.	Investor company	Long-term investment	19,808	171,857	0.11	459,399	None
Stock	Trident Technologies, Inc.	-	Long-term investment	128	71,775	—	88,890	None
Stock-Preferred stock	Alpha and Omega Semiconductor, Inc.	-	Long-term investment	1,500	46,313	—	N/A	None
Stock-Preferred stock	Integrant Technologies, Inc.	-	Long-term investment	120	32,712	—	N/A	None
Stock-Preferred stock	Aurora Systems, Inc.	-	Long-term investment	5,133	57,529	—	N/A	None
Fund	iGlobe Partners Fund, L.P.	-	Long-term investment	—	41,175	3.45	Note	None
Fund	Crystal Internet Venture Fund II	-	Long-term investment	—	38,855	0.99	Note	None

Unitruth Investment Corp.
				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	U-Media Communication, Inc.	Investee company	Long-term investment	1,250	$9,075	5.25	$9,075	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	2,128	43,728	2.58	43,728	None
Stock	Amitron Technology, Inc.	-	Long-term investment	101	4,545	0.37	Note	None

ATTACHMENT-3 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	283	100.00	USD	283	None
Stock-Preferred stock	MaXXan Systems, Inc.	-	Long-term investment	2,317	USD	1,237	—		N/A	None
Stock-Preferred stock	Aicent, Inc.	-	Long-term investment	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	Spreadtrum Communications, Inc.	-	Long-term investment	1,581	USD	1,250	—		N/A	None
Stock-Preferred stock	WISchip International Ltd.	-	Long-term investment	1,733	USD	3,354	—		N/A	None
Stock-Preferred stock	Silicon 7, Inc.	-	Long-term investment	1,203	USD	4,000	—		N/A	None
Stock-Preferred stock	IC Media Corporation	-	Long-term investment	2,823	USD	1,094	—		N/A	None
Stock-Preferred stock	GCT Semiconductor, Inc.	-	Long-term investment	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	Intellon Corporation	-	Long-term investment	7,932	USD	3,500	—		N/A	None
Stock-Preferred stock	ForteMedia Inc.	-	Long-term investment	2,000	USD	1,500	—		N/A	None
Stock-Preferred stock	Zylogic Semconductor Corp.	-	Long-term investment	750	USD	500	—		N/A	None
Stock-Preferred stock	Berkana Wireless Inc.	-	Long-term investment	1,244	USD	2,000	—		N/A	None
Stock-Preferred stock	Maxlinear, Inc.	-	Long-term investment	1,474	USD	2,580	—		N/A	None
Stock-Preferred stock	Smart Vanguard Limited	-	Long-term investment	5,000	USD	5,000	—		N/A	None
Stock-Preferred stock	Wisair, Inc.	-	Long-term investment	108	USD	1,000	—		N/A	None
Stock-Preferred stock	Amalfi Semiconductor,Inc.	-	Long-term investment	1,471	USD	1,500	—		N/A	None
Stock-Preferred stock	Praesagus, Inc.	-	Long-term investment	500	USD	1,500	—		N/A	None

United Microdiplay Optronics Corp.
				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	Thintek Optronics Corp.	Investee of UMC and UMO	Long-term investment	9,999		$41,226	40.00		$41,226	None

Note : The net assets values for unlisted investees accounted for under the cost method were not available as of June 30, 2005.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Fortune Venture Capital Corporation	Long-term investment	Capitalization from cash	-	299,994	$2,354,878	150,000	$1,500,000	—	$—	$—	$—	449,994	$3,758,856 (Note 1)
Stock	Novatek Microelectronic Corp.	Long-term investment	Open market	-	72,775	1,615,328	—	—	19,952	2,627,313	503,258	2,095,654 (Note 2)	52,823	1,428,604 (Note 3)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture	Subsidiary	—	—	16,100	140,231	—	—	—	—	16,100	108,755 (Note 4)
Stock	MediaTek Incorporation.	Long-term investment	Open market	-	77,428	969,048	—	—	19,395	4,601,939	242,739	4,343,517 (Note 5)	58,033	726,309
Stock	Chipbond Technology Corporation	Long-term investment	Open market	-	—	—	6,115	174,735	—	—	—	—	6,440 (Note 6)	174,735
Stock	Epitech Corp.	Long-term investment	Note 7	Note 7	—	—	9,091	299,993	—	—	—	—	10,554 (Note 8)	299,993
Stock	South Epitaxy Corporation	Long-term investment	Open market	-	—	—	6,561	143,661	—	—	—	—	7,060 (Note 9)	143,661

Note 1:	The ending balance includes long-term investment loss of NT$(56,149) thousand, capital reserve adjustments of NT$(34,909) thousand due to disproportionate changes in shareholding, and cumulative translation adjustments of NT$(4,964) thousand.
Note 2:	The gain on disposal of investment includes adjustments to reserved capital of NT$(28,401) thousand written off in proportion to the shares disposed.
Note 3:	The ending balance includes long-term investment gain of NT$314,579 thousand, capital reserve adjustments of NT$1,219 thousand due to disproportionate changes in shareholding, and cumulative translation adjustments of NT$718 thousand.
Note 4:	The ending balance includes long-term investment loss of $(31,476) thousand.
Note 5:	The gain on disposal of investment includes adjustments to reserved capital of NT$(15,683) thousand written off in proportion to the shares disposed.
Note 6:	The ending balance includes stock dividends of 325 thousand shares.
Note 7:	The counter parties include the following subsidiaries: Hsun Chieh Investment Co., Ltd., Fortune Venture Capital Corp., and Unitruth Investment Corp.
Note 8:	The ending balance includes stock dividends of 1,463 thousand shares.
Note 9:	The ending balance includes stock dividends of 499 thousand shares.

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corporation	Long-term investment	Fortune Venture	Subsidiary	—	$—	16,165	$140,794	—	$—	$—	$—	16,165	$108,396 (Note 1)
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	-	2,100	44,940	5,742	122,211	—	—	—	—	7,842	158,358 (Note 2)
Stock	XGI Technology Inc.	Long-term investment	Capitalization from Cash	-	—	—	24,963	299,554	—	—	—	—	24,963	250,558 (Note 3)

Note 1:	The ending balance includes long-term equity investment loss $(32,398) thousand.
Note 2:	The ending balance includes long-term equity investment loss $(8,793) thousand.
Note 3:	The ending balance includes long-term equity investment loss $(48,996) thousand.

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Stock	Aptos (Taiwan) Corporation	Long-term investment	Note 1	-	43,705	$384,636	—	$—	32,265	$281,025	$277,852	$34,390 (Note 2)	11,440	$75,495 (Note 3)
Stock	ULi Electronics Inc.	Long-term investment	Note 4	-	—	—	10,530	213,598	—	—	—	—	10,530	213,598

Note 1:    Counter parties include subsidiary, Hsun Chieh Investmnet Co., Ltd., and investor company, United Microelectronics Company.

Note 2:    The gain (loss) on disposal of investment includes changes in capital reserved gain of $31,217 thousand.

Note 3:    The ending balance includes long-term equity investment loss $(31,289) thousand.

Note 4:    Counter parties include, Cathay Holdings Investment Corp., and other six companies.

Silicon Integrated Systems Corp.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares(thousand)	Amount	Shares(thousand)	Amount	Shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Shares(thousand)	Amount
Fund	Chung Shing Ping- An	Short-term investment	-	-	—	$—	19,193	$200,000	19,193	$200,816	$200,000	$816	—	$—
Stock	V’XIS Technology Corp.	Long-term investment	-	-	—	—	14,842	165,167	—	—	—	—	14,842	121,188 (Note 1)

Note 1:    The ending balance includes long-term equity investment loss of $(3,987) thousand and $(39,992) thousand loss in long-term investment due to disproportionate changes in ownership.

XGI Technology Inc.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares(thousand)	Amount	Shares(thousand)	Amount	Shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Shares(thousand)	Amount
Stock	XGi Technology Inc. (Cayman)	Long-term investment	Capitalization from cash	-	3	$314,937	—	$120,093	—	$—	$—	$—	3	$316,808 (Note 1)
Note 1: The ending balance includes long-term equity investment loss of $(116,830) thousand and cumulative translation adjustment of $(1,392) thousand.

ATTACHMENT-5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT-6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT-7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales	$18,179,163	45.76	45 Days	N/A	N/A	$3,550,827	36.81
United Microelectronics (Europe) B.V.	Investee company	Sales	3,818,862	9.61	45 Days	N/A	N/A	704,927	7.31
Novatek Microelectronics Corp.	Investee company	Sales	2,714,397	6.83	45 Days	N/A	N/A	875,235	9.07
Silicon Integrated Systems Corp.	Investee company	Sales	1,433,057	3.61	45 Days	Note	N/A	466,767	4.84
Faraday Technology Corp.	Investee company	Sales	828,643	2.09	45 Days	N/A	N/A	328,049	3.40
Holtek Semiconductor Inc.	Investee company	Sales	318,615	0.80	45 Days	N/A	N/A	123,717	1.28
ULi Electronics Inc.	Subsidiary’s equity investee	Sales	168,960	0.43	45 Days	N/A	N/A	52,393	0.54
AMIC Technology Corp.	Investee company	Sales	152,163	0.38	45 Days	N/A	N/A	72,077	0.75
Integrated Technology Express Inc.	Investee company	Sales	116,919	0.29	45 Days	N/A	N/A	50,755	0.53
UMCi Ltd.	Investee company	Purchases	1,244,347	12.13	60 Days	N/A	N/A	—	—
Note : The sales price was determined on mutual agreement based on the market conditions. UMC Group (USA)
		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 579,030	100.00	Net 55 Days	N/A	N/A	USD 112,585	100.00

ATTACHMENT-7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMCi Ltd.

		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Sales	USD	42,475	99.56	Net 60 Days	N/A	N/A		$—	—
United Microelectronics (Europe) B. V.
		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	121,228	100.00	Net 60 Days	N/A	N/A	USD	22,351	100.00

Silicon Integrated Systems Corp.
		Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases		$1,452,955	52.22	45 Days	Note 1	N/A		$477,344	48.31
Silicon Integrated Systems Corp.(SiS-HK)	Investee company	Sales		306,270	6.25	Note 2	N/A	N/A		46,854	2.54

Note 1: The sales price was determined on mutual agreement based on market conditions.

Note 2: Term set as in the course of ordinary customers.

ATTACHMENT-8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collecting status	Amount received in subsequent period	Allowance for doubtful accounts
Faraday Technology Corp.	Investee company	$—	$328,049	$153	$328,202	4.71	$20,361	Credit Collecting	$—	$3,458
Holtek Semiconductor Inc.	Investee company	57,853	65,864	—	123,717	6.61	—	Credit Collecting	—	657
Novatek Microelectronics Corp.	Investee company	—	875,235	24	875,259	6.75	—	Credit Collecting	23,600	8,676
Silicon Integrated Systems Corp.	Investee company	—	466,767	1,821	468,588	4.98	12,769	Credit Collecting	—	4,775
United Microelectronics (Europe) B.V.	Investee company	—	704,927	15	704,942	5.92	—	Credit Collecting	467,134	14,371
UMC Group (USA)	Investee company	—	3,550,827	82	3,550,909	9.16	—	Credit Collecting	716,486	87,382

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment				Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$708,829	$(12,644)	$(12,644)
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	283,099	(1,457)	(4,312)
UMC Capital Corporation	Cayman, Cayman Islands	Investment holding	USD	55,000	USD	55,000	55,000	100.00	1,306,287	(66)	(66)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	1,000	USD	700	1,000	100.00	14,897	(400)	(400)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits(Note)	USD	839,880	USD	839,880	880,006	100.00	14,604	(4,423,132)	(1,197,250)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business		4,499,940		2,999,940	449,994	99.99	3,758,856	75,154	(56,149)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		14,172,940		14,172,940	1,417,294	99.97	10,409,009	(123,821)	(162,126)
United Microdisplay Optronics Corporation	Hsinchu Science Park	Sales and manufacturing of LCOS		818,453		818,453	104,345	83.48	201,914	(272,412)	(92,206)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	300,407	(3,330)	(1,665)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	47.42	7,269,416	(1,961,507)	(962,837)
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Hsinchu Science Park	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,012,456	(95,094)	(46,059)
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	710,102	(43,987)	(18,474)
Holtek Semiconductor Inc.	Hsinchu Science Park	IC design and production		357,628		357,628	48,980	25.23	797,730	342,573	64,162
Integrated Technology Express, Inc.	Hsinchu Science Park	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.21	292,828	57,867	11,558

Note: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCi Ltd. were transferred to the Branch from April 1, 2005.

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	$2,592,013	$2,592,013	185,626	20.85	$3,640,017	$862,130	$175,124
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and production	81,032	81,032	47,682	18.38	907,782	697,553	114,707
Silicon Integrated Systems Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.16	4,048,689	434,272	(195,162)
Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, production and sales	35,650	—	3,565	14.26	30,383	(54,171)	(5,267)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	83,883	115,567	52,823	13.24	1,428,604	2,273,962	314,597
AMIC Technology Corporation	Hsinchu Science Park	IC design, production and sales	135,000	135,000	16,200	11.83	60,134	(208,767)	(20,941)
Aptos (Taiwan) Corporation	Hsinchu Science Park	Sales and manufacturing of gold bump	140,231	—	16,100	9.72	108,755	(357,706)	(31,476)

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unitruth Investment Corporation	Taipei, Taiwan	Investment holding	$100,000	$100,000	10,000	100.00	$94,684	$(5,655)	$(5,655)
Uwave Technology Corp. (formerly United Radiotek Incorporation)	Hsinchu, Taiwan	RF IC design	127,500	127,500	12,750	49.04	45,537	(51,146)	(25,082)
VistaPoint, Inc.	Taipei, Taiwan	IC design	77,960	77,960	6,828	41.38	10,773	(23,206)	(10,120)
UC FUND II	BVI	Investment holding	161,225	161,225	5,000	35.45	121,532	(12,189)	(4,326)
UCA Technology Inc.	Taipei County, Taiwan	IC design	49,500	49,500	4,950	30.94	26,684	(31,014)	(10,554)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	65,550	65,550	6,555	28.20	33,339	(26,372)	(7,437)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	62,875	62,875	5,838	25.82	32,859	(47,062)	(12,168)
Crystal Media Inc.	Hsinchu, Taiwan	VOIP desig	21,150	21,150	2,115	24.88	12,391	(19,715)	(4,905)
USBest Technology Inc.	Hsinchu, Taiwan	IC design, production and sales	23,800	23,800	2,563	18.99	23,694	21,124	3,855
Harvatek Corp.	Hsinchu, Taiwan	Semiconductor chip testing and manufacturing	215,624	215,624	22,392	18.20	351,312	8,470	1,768
Patentop, Ltd.	BVI	Patent	22,356	22,356	720	18.00	1,195	(4,355)	(784)
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	1,070,213	1,070,213	97,180	10.92	1,848,305	862,130	91,615
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor	18,000	18,000	1,800	10.59	9,028	(53,942)	(5,712)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	27,600	12,000	2,500	10.50	18,142	(47,168)	(5,193)
SerComm Corporation	Miao-Li County, Taiwan	Network Server Appliance Provider	158,593	158,593	10,176	10.06	186,803	65,272	(1,050)
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	299,554	—	24,963	10.05	250,558	(379,374)	(49,015)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	ADC chip design	16,632	—	1,386	9.86	13,800	(28,180)	(2,885)
Aptos (Taiwan) Corporation	Hsinchu Science Park	IC manufacture metal pump	140,794	—	16,165	9.76	108,396	(357,706)	(32,398)
ULi Electronics Inc.	Taipei, Taiwan	Chip design	167,151	48,300	7,842	9.51	158,358	12,116	(1,507)
AMOD Technology Co., Ltd.	Taipei, Taiwan	GPS Module	5,875	5,875	470	9.40	4,541	(8,027)	(902)

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Mobile Devices Inc.	Hsinchu, Taiwan	PHS &GSM/PHS dual mode B/B chip	$15,000	$—	1,500	6.31	$15,367	$(16,115)	$(2,419)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	213,998	213,998	6,830	4.99	37,788	(208,767)	(10,495)
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and manufacturing	1,284,052	1,284,052	14,265	4.93	1,109,310	705,234	4,756
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	240,665	240,665	45	4.39	696,808	2,020,206	85,710
Davicom Semiconductor, Inc.	Hsinchu Science Park	Communication IC design	23,970	23,970	1,598	2.50	21,577	(17,207)	(1,372)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	137,566	137,566	3,249	0.82	110,988	2,273,962	8,586

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
AEVOE Inc.	Taipei, Taiwan	Design of VOIP Telephone	$15,000	$15,000	1,500	44.12	$8,455	$(8,698)	$(3,841)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia coprocessor	50,790	45,720	4,572	26.89	22,924	(53,942)	(15,583)
Mobile Devices Inc.	Hsinchu, Taiwan	PHS & GSM/PHS dual mode B/B chip	50,000	—	5,000	21.02	48,771	(16,115)	(1,229)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Design of communication IC	117,308	117,308	12,200	19.06	121,786	(17,207)	(3,280)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	25,128	—	2,094	14.90	21,503	(28,180)	(3,705)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	28,020	—	2,335	14.59	23,115	(31,014)	(4,905)
ULi Electionics Inc.	Taipei, Taiwan	Chip design	221,692	—	10,530	12.76	213,598	12,116	(1,988)
AMIC Technology Corp.	Hsinchu Science Park	Design, manufacturing and sales of IC	263,292	263,292	16,575	12.11	100,090	(208,767)	(32,704)
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	9,500	9,500	950	11.18	5,566	(19,715)	(2,203)
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	14,486	17,188	1,448	10.73	15,291	21,124	2,311
AMOD Technology Co., LTD.	Taipei, Taiwan	GPS module	6,625	6,625	530	10.60	5,121	(8,027)	(1,017)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, broadband, digital, home ODM	27,600	12,000	2,500	10.50	18,143	(47,168)	(5,146)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	230,980	—	20,726	8.34	45,601	(379,374)	(25,919)
Aptos (Taiwan) Corporation	Hsinchu Science Park	Sales of gold bump	144,775	553,088	11,440	6.90	75,495	(357,706)	(37,021)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	17,381	17,381	1,337	5.75	13,042	(26,372)	(2,281)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	26,250	26,250	1,050	4.64	21,751	(47,062)	(3,983)

ATTACHMENT-9 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

			Initial Investment				Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note

Unitruth Investment Corporation
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM		$13,800		$6,000	1,250	5.25		$9,075		$(47,168)		$(2,573)
ULi Electronics Inc.	Taipei, Taiwan	Chip design		44,609		—	2,128	2.58		43,728		12,116		(811)

UMC Capital Corporation
UMC Capital (USA)	Sunnyvale, California USA	Investment holding	USD	200	USD	200	200	100.00	USD	283	USD	(15)	USD	(15)

United Microdisplay Optronics Corporation
Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, manufacturing and sales		$99,990		$99,990	9,999	40.00		$41,226		$(54,171)		$(24,375)

Exhibit 99.18

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIOD ENDED

JUNE 30, 2005

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone:	886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Stockholders of

United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheet of United Microelectronics Corporation and Subsidiaries as of June 30,2005, and the related consolidated statements of income, change in stockholders’ equity and cash flows for the six-month period ended June 30, 2005. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue the consolidated review report based on our review. As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the June 30, 2005 financial statements of the investees, which were audited by other auditors. Our review insofar as it relates to the investment income amounting to NT$164 million for the six-month period ended June 30, 2005, and the related long-term investment balances of NT$7,557 million as of June 30, 2005, is based solely on the reports of the other auditors.

We conducted our review in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the consolidated financial statements referred to above in order for them to be in conformity with “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation and subsidiaries have adopted the R.O.C. Statement of Financial Accounting Standards No.35 “Accounting for Asset Impairment” to account for the impairment of its assets.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation and subsidiaries have adopted the amendments to the R.O.C Statement of Financial Accounting Standards No.5 “Accounting for Long-term Equity Investment”.

July 19, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

2

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

June 30, 2005

(Expressed in Thousands of New Taiwan Dollars)

	Notes	As of June 30, 2005
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$82,445,691
Marketable securities, net	2, 4(2)	3,255,693
Notes receivable	4(3)	10,270
Notes receivable - related parties	5	57,853
Accounts receivable, net	2, 4(4)	10,012,139
Accounts receivable - related parties, net	2, 5	2,127,392
Other receivables	2	838,103
Other financial assets, current	2, 4(5), 10	63,080
Inventories, net	2, 4(6)	8,479,210
Prepaid expenses		900,582
Deferred income tax assets, current	2, 4(19)	3,482,806
Restricted deposits	6	569,400

Total current assets		112,242,219
Funds and long-term investments	2, 4(7)
Long-term investments accounted for under the equity method		18,638,444
Long-term investments accounted for under the cost method		14,035,179

Total funds and long-term investments		32,673,623

Other financial assets, noncurrent	2, 4(5), 10	1,409,258

Property, plant and equipment	2, 4(8), 7
Land		1,306,418
Buildings		20,971,776
Machinery and equipment		375,094,399
Transportation equipment		89,510
Furniture and fixtures		2,639,260
Leasehold improvements		38,918

Total cost		400,140,281
Less : Accumulated depreciation		(247,132,203)
Add : Construction in progress and prepayments		20,544,860

Property, plant and equipment, net		173,552,938

Intangible assets
Goodwill	2	4,168,997
Technological know-how	2	399,178
Other intangible assets	2	379,269

Total intangible assets		4,947,444

Other assets
Deferred charges	2	1,844,083
Deferred income tax assets, noncurrent	2, 4(19)	3,929,966
Other assets-others	2, 4(9), 6	2,317,002

Total other assets		8,091,051

Total assets		$332,916,533

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(10), 6	$1,845,315
Notes payable		21,385
Accounts payable		5,118,329
Income tax payable	2	298,904
Accrued expenses		5,605,509
Cash dividend payable		1,758,736
Payables on equipment		3,659,537
Other payables	10	188,986
Current portion of long-term interest-bearing liabilities	4(11), 4(12), 6	6,332,625
Deferred income tax liabilities, current	2, 4(19)	163
Other current liabilities	7	979,313

Total current liabilities		25,808,802

Long-term interest-bearing liabilities
Bonds payable	2, 4(7), 4(11)	34,939,572
Long-term loans	4(12)	3,247,875

Total long-term interest-bearing liabilities		38,187,447

Other liabilities
Accrued pension liabilities	2, 4(13)	2,977,371
Deposits-in		18,679
Deferred income tax liabilities, noncurrent	2, 4(19)	44,539
Other liabilities-others		579,526

Total other liabilities		3,620,115

Total liabilities		67,616,364

Capital	2, 4(14), 4(15)
Common stock		177,794,314
Stock dividends for distribution		19,560,220
Capital reserve	2, 4(7), 4(15)
Premiums		64,227,411
Change in equities of long-term investments		20,786,958
Retained earnings	4(17)
Legal reserve		15,996,839
Special reserve		1,744,171
Unappropriated earnings		3,622,790
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(150,917)
Cumulative translation adjustment		(1,998,163)
Treasury stock	2, 4(16)	(43,524,011)

Total stockholders’ equity of holding company		258,059,612
Minority interests		7,240,557

Total stockholders’ equity		265,300,169

Total liabilities and stockholders’ equity		$332,916,533

The accompanying notes are an integral part of the unaudited consolidated financial statements.

3

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

For the six-month period ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

	Notes	For the six-month period ended June 30, 2005
Operating revenues	2, 5
Sales revenues			$42,548,923
Less : Sales returns and discounts			(788,168)

Net Sales			41,760,755
Other operating revenues			4,504,342

Net operating revenues			46,265,097

Operating costs	4(18)
Cost of goods sold			(41,390,077)
Other operating costs			(2,240,722)

Operating costs			(43,630,799)

Gross profit			2,634,298
Unrealized intercompany profit	2		(67,609)
Realized intercompany profit	2		151,192

Gross profit-net			2,717,881

Operating expenses	4(18), 5
Sales and marketing expenses			(2,066,367)
General and administrative expenses			(2,172,715)
Research and development expenses			(5,063,463)

Subtotal			(9,302,545)

Operating losses			(6,584,664)

Non-operating income
Interest revenue			481,533
Investment income accounted for under the equity method, net	2, 4(7)		391,294
Dividend income			43,075
Gain on disposal of property, plant and equipment	2		125,496
Gain on disposal of investments	2, 4(11)		6,660,102
Exchange gain, net	2, 10		73,295
Recovery of unrealized loss on decline in market value of marketable securities	2		42,639
Gain on recovery of market value of inventory	2		254,027
Other income	4(11)		698,980

Subtotal			8,770,441

Non-operating expenses
Interest expense	4(8)		(593,650)
Loss on disposal of property, plant and equipment	2		(91,237)
Financial expenses			(155,369)
Other losses	2, 4(11)		(76,077)

Subtotal			(916,333)

Income from continuing operations before income tax			1,269,444
Income tax expense	2, 4(19)		(106,942)

Income from continuing operations			1,162,502
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)			(112,898)

Net income			$1,049,604

Of which
Consolidated net income			$1,817,700
Minority interests			(768,096)

Net income			$1,049,604

		Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(20)
Income from continuing operations		$0.08	$0.07
Cumulative effect of changes in accounting principles		(0.01)	(0.01)

Net income		0.07	0.06
Minority interests		0.05	0.05

Consolidated net income		$0.12	$0.11

Earnings per share-diluted (NTD)	2, 4(20)
Income from continuing operations		$0.08	$0.07
Cumulative effect of changes in accounting principles		(0.01)	(0.01)

Net income		0.07	0.06
Minority interests		0.05	0.05

Consolidated net income		$0.12	$0.11

The accompanying notes are an integral part of the unaudited consolidated financial statements.

4

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the six-month period ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars)

	Notes	Capital			Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
		Common Stock	Dividends for Distribution	Collected in Advance		Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2005	4(14)	$177,919,819	$—	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(424,713)	$(1,319,452)	$(37,140,714)	$8,728,877	$275,102,753

Appropriation of 2004 retained earnings	4(17)

Legal reserve		—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—	—

Special reserve		—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—	—

Cash dividends		—	—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)

Stock dividends		—	17,587,365	—	—	—	—	(17,587,365)	—	—	—	—	—

Directors' and supervisors' remuneration		—	—	—	—	—	—	(27,005)	—	—	—	—	(27,005)

Employees' bonus		—	1,972,855	—	—	—	—	(1,972,855)	—	—	—	—	—

Purchase of treasury stock	2, 4(16)	—	—	—	—	—	—	—	—	—	(8,570,374)	—	(8,570,374)

Cancellation of treasury stock	2, 4(16)	(491,140)	—	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—

Net income in the first half of 2005		—	—	—	—	—	—	1,817,700	—	—	—	(768,096)	1,049,604

Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(20,055)	—	—	—	—	—	—	—	(20,055)

Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	—	273,796	—	—	—	273,796

Exercise of employees' stock options	2, 4(15)	361,595	—	—	278,648	—	—	—	—	—	—	—	640,243

Common stock transferred from capital collected in advance		4,040	—	(4,040)	—	—	—	—	—	—	—	—	—

Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(678,711)	—	—	(678,711)

Changes in minority interests		—	—	—	—	—	—	—	—	—	8,878	(720,224)	(711,346)

Balance as of June 30, 2005		$177,794,314	$19,560,220	$-	$85,014,369	$15,996,839	$1,744,171	$3,622,790	$(150,917)	$(1,998,163)	$(43,524,011)	$7,240,557	$265,300,169

The accompanying notes are an integral part of the unaudited consolidated financial statements.

5

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars)

For the six-month period ended June 30, 2005
Cash flows from operating activities:
Consolidated net income	$1,817,700
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	(768,096)
Depreciation	25,531,615
Amortization	1,959,694
Recovery on decline in market value of marketable securities	(42,639)
Reversal bad debt expenses	(114,646)
Gain on recovery of market value of inventory	(254,027)
Investment income accounted for under the equity method	(278,396)
Cash dividends received under the equity method	162,685
Gain on disposal of investments	(6,660,102)
Gain on disposal of property, plant and equipment	(34,259)
Gain on reacquisition of bonds	(111,330)
Amortization of bond premiums	(4,858)
Gain on settlement of bonds	(7,469)
Amortization of deferred income	(26,732)
Effect from subsidiaries over which significant control is no longer held	(264,473)
Changes in assets and liabilities:
Notes and accounts receivable	990,839
Other receivables	(187,528)
Inventories	1,641,335
Prepaid expenses	(547,738)
Other financial assets	101,773
Deferred income tax assets	31,030
Other current assets	13,288
Notes payable	(150,539)
Accounts payable	(78,476)
Income tax payable	57,931
Accrued expenses	(3,547,067)
Other current liabilities	(766,304)
Accrued pension liabilities	266,585
Capacity deposits	(345,382)
Other liabilities	91,390

Net cash provided by operating activities	18,475,804

Cash flows from investing activities:
Increase in marketable securities, net	(69,357)
Decrease in other financial assets, net	2,059,429
Acquisition of long-term investments	(2,171,792)
Proceeds from disposal of long-term investments	8,177,515
Acquisition of property, plant and equipment	(10,889,753)
Proceeds from disposal of property, plant and equipment	113,412
Increase in deferred charges	(692,343)
Increase in other assets, net	(557,055)

Net cash used in investing activities	(4,029,944)

6

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars)

For the six-month period ended June 30, 2005
(continued)

Cash flows from financing activities:
Repayment of short-term loans	$(3,903,872)
Repayment of long-term loans	(16,153,714)
Repayment of bonds payable	(2,820,004)
Reacquisition of bonds	(2,004,238)
Decrease in deposits-in, net	(804)
Purchase of treasury stock	(8,570,374)
Exercise of employees’ stock options	640,243
Proceeds from minority shareholders on stock issuance of subsidiaries	14,350

Net cash used in financing activities	(32,798,413)

Effect of exchange rate changes on cash and cash equivalents	(1,398,137)

Effect of subsidiaries merged in	814,408
Net decrease in cash and cash equivalents	(18,936,282)
Cash and cash equivalents at beginning of period	101,381,973

Cash and cash equivalents at end of period	$82,445,691

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,156,744

Cash received from income tax refund	$(8,990)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$6,488,997
Add: Payable at beginning of period	8,061,288
Payable transferred in from the Branch at beginning of period	1,573,637
Less: Payable at end of period	(5,234,169)

Cash paid for acquiring property, plant and equipment	$10,889,753

The accompanying notes are an integral part of the unaudited consolidated financial statements.

7

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to fit individual customer’s needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depository Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp.(SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to newly incorporated Singapore branch (“the Branch”) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or de facto control, are consolidated into the Company’s financial statements in accordance with the amendments to the R.O.C. Statements of Financial Accounting Standards (SFAS) No.7 “Consolidation of Financial Statements” (the Company and the consolidated entities are hereinafter referred to as “the Group”.) Summary of listed subsidiaries in the consolidation report is as follows:

8

			Percentage of ownership (%)
Investor	Subsidiary	Business nature	As of June 30, 2005
The Company	UMC Group (USA)	IC Sales	100.00
The Company	United Microelectronics (Europe) B.V.	IC Sales	100.00
The Company	UMC Capital Corporation (UMC Capital)	Investment holding	100.00
The Company	United Microelectronics Corp. (Samoa)	Investment holding	100.00
The Company	United Foundry Service, Inc.	Supervising and monitoring group projects	(Note 1)
The Company	UMCi Ltd.	Sales and manufacturing of integrated circuits	(Note 2)
The Company	Fortune Venture Capital Corporation (Fortune)	Consulting and planning for investment in new business	99.99
The Company	Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Investment holding	99.97
The Company	United Microdisplay Optronics Corporation (UMO)	Sales and manufacturing of LCOS	83.48
The Company	Silicon Integrated Systems Corp. (SiS)	Sales and manufacturing of integrated circuits	16.16 (Note 3)
The Company and UMO	Thintek Optronics Corporation	LCOS design, production and sales	54.26
The Company, Hsun Chieh and SiS	UMC Japan	Sales and manufacturing of integrated circuits	51.81
Hsun Chieh	Unitruth Investment Corporation	Investment holding	100.00
UMC Capital	UMC Capital (USA)	Investment holding	100.00
SiS, Hsun Chieh and Fortune	XGI Technology Inc. (XGI)	Cartography chip design, production and sales	18.39 (Note 3)
SiS	Silicon Integrated Systems Corp. (SiS-HK)	IC sales	100.00 (Note 3)
SiS	Silicon Integrated Systems Corp. (SiS-USA)	IC sales	100.00 (Note 3)
SiS	Investar CPU Venture Capital Fund, Inc. LDC (IVCF)	Investment holding	(Note 4)
XGI	XGi Technology Inc. (Cayman)	Investment holding	100.00 (Note 3)
XGI	XGI Technology Inc. (USA)	Cartography chip design and production	100.00 (Note 3)

9

Note 1:	United Foundry Service, Inc. has completed the liquidation process in April 2005.

Note 2:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.

Note 3:	In conformity to the R.O.C. SFAS No.7, the Company had ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements as of June 27, 2005, the day the Company no longer possessed control over the subsidiary.

Note 4:	Based on the resolution of the board of directors’ meeting in November 2002, IVCF was to be liquidated. The liquidation process was completed during the first quarter of 2005.

Principles of Consolidation

The consolidated financial statements were prepared in conformity to the R.O.C. SFAS No.7, where all transactions between the consolidated entities were appropriately eliminated.

Investees in which the Company and subsidiaries hold more than 50% of voting rights, including those that are exercisable or convertible, are accounted for under the equity method and shall be consolidated, since the Company and subsidiaries are considered to possess control. Consolidation of an entity shall also be implemented if any of the following circumstances exists:

i.	the total amount of voting rights held in the investee exceeds 50% due to agreement with other investors

ii.	as permitted by law, or by contract agreements, the Company controls an entity’s finances, operations and personnel affairs

iii.	the Company has authority to appoint or discharge more than half members of board of directors (or equivalents), by whom the investee is controlled

iv.	the Company leads and controls more than half of the members of the board of directors (or equivalents), by whom the investee is controlled

v.	other indications of control possession

The difference between the acquisition cost and the net equity of the subsidiary is amortized over 5 years.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current period’s results. However, exchange gains or losses resulting from investment in foreign entities are recognized as cumulative translation adjustments in stockholders’ equity.

10

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates prevailing at the dividend declaration date for dividends. The cumulative translation effects from the subsidiaries using functional currencies other than the New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value on the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of bond funds, equity funds and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed securities, convertible bonds and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value of open-end funds is determined by the net asset value at the balance sheet date. The amount for which the aggregate cost exceeds the market value is reported as a loss in the current period. If recovery of the market value occurs in subsequent periods, a gain shall be recognized to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

11

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss is to be determined for the instances of decline in market value and obsolescence.

Long-term Investments

Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Group, shall be accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purpose is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if there is significant decrease in the market value of the shares, and where such decrease is deemed irrecoverable. The losses shall be treated in the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting rights of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely. Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage.

12

Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Group’s ownership percentage; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Group’s ownership percentage in the subsidiary.

In compliance with the R.O.C. SFAS No.23 “Interim Financial Reporting and Disclosures”, gains or losses arising from investments accounted for under the equity method have been recognized as of June 30, 2005, in proportion to the Company’s share ownership in the investees.

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or controls more than half of the members of board of directors, by whom the investee is controlled, are consolidated into the Company’s financial statement in accordance with the R.O.C. SFAS No.7.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are recognized as expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation shall be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference recognized as non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. In the cases where the estimated economic life for property, plant and equipment that are still in use expires, these assets shall be depreciated over the amended estimated useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings - 3 to 55 years; machinery and equipment - 3 to 6 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leasehold improvements - the lease period, or estimated economic life, whichever is shorter.

Intangible Assets

Patents are stated at cost and amortized over their estimated economic life using the straight-line method. Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., the difference between the acquisition cost and net equity is recognized as goodwill and amortized over 5 years. Technology know-how are recorded at cost of acquisition and amortized over their estimated economic life.

13

Where signs of permanent devaluation of intangible assets exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

Where signs of permanent devaluation of deferred charges exist, with remote likelihood of value recovery, impairment loss shall be recognized in the current period. The carrying value after recognizing the impairment loss shall be recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds shall be credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bond shall be offset against the book value of the investment in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

The Company and domestic subsidiaries have each set up independently administered pension fund committees that manage pension plans covering all regular employees. Pension benefits for employees of the Branch and oversea subsidiaries are provided in accordance with the local regulations.

The net pension cost is computed based on an actuarial valuation in accordance with the R.O.C. SFAS No.18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets, and the amortization of net obligation at transition, pension gain or loss, and prior service cost.

14

The Labor Pension Act of R.O.C. (“the Act”), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company and domestic subsidiaries may elect to follow either the Act, and retain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees following the Act, the Company and domestic subsidiaries shall make monthly contributions to the employees’ individual pension accounts on a basis no less than 6% of the employees’ monthly wages.

Employee Stock Option Plan

The Group applies intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Group also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Group adopted the R.O.C. SFAS No.30, which requires that treasury stock held by the Group itself shall be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Group’s stock held by its subsidiaries is also treated as treasury stock in the Group’s account.

Revenue Recognition

The main sales term of the Group is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized at the point where ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customers’ complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

An expenditure shall be capitalized if it is probable that future economic benefits associated with the expenditure will flow to the Group and the expenditure amount exceeds a predetermined level. Otherwise it is recognized as expense when incurred.

Income Tax

The Group adopted the R.O.C. SFAS No.22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect if the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

15

According to the R.O.C. SFAS No.12, the Group recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed according to the R.O.C. SFAS No.24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recognized as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Group assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date. If impairment is indicated, the Group shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and write down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair values less costs to sell and the values in use.

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For previously recognized losses, the Group shall assess, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Group has to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Group shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, impairment loss shall be recognized. While recognizing impairment losses, the portion of goodwill allocated shall be written down at the outset. After goodwill has been written off, the remaining impairment loss shall be shared among the other assets pro rata to their carrying amount.

The write-down in goodwill cannot be reversed under any circumstances in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses/(income).

3.	ACCOUNTING CHANGE

The Group had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles does not have any impact on the Group’s net income, earnings per share and total assets as of June 30, 2005.

Pursuant to the amendments of the R.O.C. SFAS No.5, certain investees were recognized based on the gains or losses incurred in the current period, instead of the prior period. As a result of the amendment, the consolidated net income, and the basic and diluted earnings per share for the first half-year of 2005 is reduced by NT$113 million and NT$0.01, respectively.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

As of June 30, 2005
Cash:
Cash on hand	$2,254
Checking and savings accounts	4,158,923
Time deposits	67,887,782

Subtotal	72,048,959

Cash equivalents:
Government bonds acquired under repurchase agreements	10,396,732

Total	$82,445,691

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(2)	MARKETABLE SECURITIES, NET

As of June 30, 2005
Listed equity securities	$1,614,584
Convertible bonds	1,657,323

Total	3,271,907
Less: Allowance for loss on decline in market value	(16,214)

Net	$3,255,693

(3)	NOTES RECEIVABLE

As of June 30, 2005
Notes receivable	$10,270

(4)	ACCOUNTS RECEIVABLE, NET

As of June 30, 2005
Accounts receivable	$10,563,636
Less: Allowance for sales returns and discounts	(378,220)
Less: Allowance for doubtful accounts	(173,277)

Net	$10,012,139

(5)	OTHER FINANCIAL ASSETS, CURRENT

As of June 30, 2005
Credit-linked deposits and repackage bonds	$1,472,338
Less: Noncurrent portion	(1,409,258)

Net	$63,080

Please refer to Note 10 for disclosures on risks of other financial assets.

(6)	INVENTORIES, NET

As of June 30, 2005
Raw materials	$187,804
Supplies and spare parts	1,938,175
Work in process	7,149,407
Finished goods	525,580

Total	9,800,966
Less: Allowance for loss on decline in market value and obsolescence	(1,321,756)

Net	$8,479,210

a.	The insurance coverage for inventories was sufficient as of June 30, 2005.

b.	Inventories were not pledged.

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(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of June 30,
	2005
Investee Company	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
Pacific Venture Capital Co., Ltd	$300,407	49.99
Uwave Technology Corporation (formerly United Radiotek Incorporation)	45,537	49.04
UCA Technology, Inc.	49,799	45.53
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,012,456	45.35
AEVOE, Inc.	8,455	44.12
Unitech Capital Inc.	710,102	42.00
VistaPoint, Inc.	10,773	41.38
Smedia Technology Corp.	31,952	37.48
Crystal Media, Inc.	17,957	36.06
UC Fund II	121,532	35.45
Star Semiconductor Corp.	46,381	33.95
Unimicron Technology Corp.	5,488,321	31.77
Afa Technology, Inc.	54,610	30.46
USBest Technology, Inc.	38,985	29.72
AMIC Technology Corporation	198,012	28.93
Mobile Devices Inc.	64,138	27.33
Aptos (Taiwan) Corp.	258,257	26.38
U-Media Communications Inc.	45,360	26.25
Holtek Semiconductor Inc.	797,730	25.23
ULi Electronics Inc.	415,684	24.85
Chip Advanced Technology Corp.	35,303	24.76
Faraday Technology Corp.	2,017,091	23.31
ITE Tech. Inc.	292,828	22.21
Davicom Semiconductor, Inc.	143,363	21.56
AMOD Technology Co., Ltd.	9,662	20.00
XGI Technology Inc. (Note A)	296,159	18.39
Harvatek Corporation (Note B)	351,312	18.20
Patentop, Ltd. (Note A)	1,195	18.00
Silicon Integrated Systems Corp. (Note B)	4,048,689	16.16
Novatek Microelectronics Corp. (Note B)	1,539,591	14.06
SerComm Corporation (Note B)	186,803	10.06

Subtotal	18,638,444

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	As of June 30,
	2005
Investee Company	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method:
VastView Technology Inc.	$29,759	19.94
LighTuning Tech. Inc.	34,401	19.84
Pixart Imaging Inc.	223,111	18.98
Cion Technology Corporation	21,600	18.00
Epitech Technology Corporation	266,827	17.66
HiTop Communications Corp.	65,100	16.08
Kits OnLine Technology Corp.	56,231	15.91
Advance Materials Corporation	152,321	15.78
Everglory Resource Technology Co., Ltd.	74,000	15.14
Jmicron Technology Corp.	72,000	14.29
Programmable Microelectronics Corporation	60,916	13.20
Golden Technology Venture Capital Investment Corp.	56,000	10.67
NCTU Spring I Technology Venture Capital Investment Corp., Ltd.	43,482	10.06
ACTi Corporation	25,500	9.94
EE Solutions, Inc.	66,700	9.71
Printech International, Inc.	30,000	9.68
Trendchip Technologies Corp.	60,406	9.25
Subtron Technology Co., Ltd.	296,950	8.90
Animation Technologies Corp.	52,200	8.33
United Industrial Gases Co., Ltd.	146,250	8.11
Fortune Semiconductor Corporation	81,961	7.70
MediaTek Inc.	726,309	7.54
SIMpal Electronics Co., Ltd.	70,179	7.34
Chipsence Corp.	41,800	7.24
Bcom Electronics Inc.	75,000	7.09
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7.00
Giga Solution Technology Co., Ltd.	105,000	6.91
NCTU Spring Venture Capital	20,000	6.28
Riselink Venture Capital Corp.	80,000	6.20
Amitro Technology Inc.	72,322	6.12
Incomm Technologies Co., Ltd.	25,020	6.00
Ralink Technology Corporation	53,625	5.96
ProSys Technology Integration, Inc.	4,650	5.15
Cosmos Technology Venture Capital Investment Corp.	26,000	5.03
Parawin Venture Capital Corp.	50,000	5.00
Industrial Bank of Taiwan Corp.	1,139,196	4.95
Beyond Innovation Technology Co., Ltd.	18,096	4.86
Coretronic Corporation	276,192	4.21
South Epitaxy Corporation	143,661	4.15
Taiwan Asia Pacific Venture Fund	21,625	4.15
WavePlus Technology Inc.	30,000	4.00
AverLogic Technologies Corp.	18,518	3.92
IBT Venture Co.	76,142	3.81
Skardin Industrial Corporation	75,070	3.58
Advanced Chip Engineering Technology Inc.	49,920	3.56
iGlobe Partners Fund, L.P. (Note E)	41,175	3.45
ZyDAS Technology Corp.	23,000	3.33

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	As of June 30,
	2005
Investee Company	Amount	Percentage of Ownership or Voting Rights
Chipbond Technology Corp.	$174,735	3.20
Billionton Systems Inc.	30,948	2.71
RDC Semiconductor Co., Ltd.	24,436	2.52
Sheng-Hua Venture Capital Corp.	50,000	2.50
Princeton Technology Corporation	96,706	2.33
Brodweb Corp.	8,000	2.22
Taimide Tech., Inc.	37,500	1.83
AU Optronics Corp. (Note C)	959,082	1.44
Mega Financial Holding Company	4,991,630	1.36
Crystal Internet Venture Fund II	38,855	0.99
SiRF Technology Holding, Inc.	42,396	0.90
Arcadia Design Systems, Inc.	1,579	0.83
Largan Precision Co., Ltd.	36,281	0.63
Premier Image Technology Corporation	27,964	0.61
ULTRA CHIP, Inc.	1,710	0.14
Pacific Technology Partners, L.P. (Note E)	359,722	—
Taiwan High Speed Rail Corporation (Note D)	300,000	—
Smart Vanguard Limited (Note D)	157,699	—
ForteMedia, Inc. (Note D)	155,765	—
Pacific United Technology, L.P. (Note E)	126,559	—
Silicon 7, Inc. (Note D)	126,159	—
Intellon Corporation (Note D)	110,389	—
WISchip International Ltd. (Note D)	105,784	—
Alpha and Omega Semiconductor, Inc. (Note D)	93,196	—
Maxlinear, Inc. (Note D)	81,372	—
Trident Technologies, Inc.	71,774	—
Aurora Systems, Inc. (Note D)	63,883	—
Berkana Wireless Inc. (Note D)	63,080	—
Amalfi Semiconductor, Inc. (Note D)	47,310	—
Praesagus, Inc. (Note D)	47,310	—
Spreadtrum Communications, Inc. (Note D)	39,425	—
Integrant Technology Inc. (Note D)	32,712	—
MaXXan Systems, Inc. (Note D)	39,015	—
IC Media Corporation (Note D)	34,505	—
VenGlobal Capital Fund III,L.P. (Note E)	33,195	—
Aicent, Inc. (Note D)	31,540	—
GCT Semiconductor, Inc. (Note D)	31,540	—
Wisair Inc. (Note D)	31,540	—
Formerica International Holding, Inc. (Note D)	30,898	—
Zylogic Semiconductor Corp. (Note D)	15,770	—

Subtotal	14,035,179

Total	$32,673,623

Note A:	Investments in which the Group held, either directly or indirectly, more than 20% ownership or exercised significant influences, were accounted for under the equity method.

Note B:	The equity method was applied for investees in which the Group held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.

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Note C:	Among the shares held by the Company in AU Optronics Corp., approximately 71,215 thousand shares with the book value of NT$959 million as of June 30, 2005, were utilized as reference shares for the Company’s zero coupon exchangeable bonds.

Note D:	The amount represented the investments in preferred shares. As the Group did not possess voting rights and significant influences, thus cost method was applied.

Note E:	The amounts represented investments in limited partnership without voting rights. As the Group was not able to exercise significant influences, the investments were accounted for under the cost method.

b.	Investment income accounted for under the equity method, which were based on the audited financial statements of the investees, was NT$391 million for the six-month period ended June 30, 2005. Among which, investment income amounting to NT$164 million for the six-month period ended June 30, 2005, and the related long-term investment balances of NT$7,557 million as of June 30, 2005, were determined based on the investees’ financial statements audited by other auditors.

c.	Pursuant to the amendments of the R.O.C. SFAS No.5, investment income (loss) of Uwave Technology Corp., SerComm Corporation, Harvatek Corporation, Patentop, Ltd., UC Fund II, RiRa Electronics, Inc., VistaPoint, Inc., Afa Technology, Inc., Star Semiconductor Corp., USBest Technology, Inc., UCA Technology, Inc., Unitruth Investment Corporation, Crystal Media, Inc., U-Media Communications, Inc., AMOD Technology Co., Smedia Technology Corp., and AEVOE Inc. were recognized based on the gain or loss incurred in the current period, instead of the prior period. As a result of the adoption of the amendment, the consolidated net income, and the basic and diluted earnings per share for the first half-year of 2005 was reduced by NT$113 million and NT$0.01, respectively.

d.	The long-term investments above were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,306,418	$—	$1,306,418
Buildings	20,971,776	(5,564,858)	15,406,918
Machinery and equipment	375,094,399	(239,714,139)	135,380,260
Transportation equipment	89,510	(58,983)	30,527
Furniture and fixtures	2,639,260	(1,756,059)	883,201
Leasehold improvements	38,918	(38,164)	754
Construction in progress and prepayments	20,544,860	—	20,544,860

Total	$420,685,141	$(247,132,203)	$173,552,938

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a.	Total interest expense before capitalization amounted to NT$838 million for the six-month period ended June 30, 2005.

Details of capitalized interest are as follows:

For the six-month period ended June 30, 2005
Machinery and equipment	$241,302
Other property, plant and equipment	2,922

Total interest capitalized	$244,224

Interest rates applied	2.88%~4.20%

b.	The insurance coverage for property, plant and equipment was sufficient as of June 30, 2005.

(9)	OTHER ASSETS - OTHERS

As of June 30, 2005
Leased assets	$1,363,681
Deposits-out	658,057
Others	295,264

Total	$2,317,002

a.	The insurance coverage for leased assets was sufficient as of June 30, 2005.

b.	Please refer to Note 6 for deposits-out pledged as collateral.

(10)	SHORT-TERM LOANS

As of June 30, 2005
Secured bank loans	$31,936
Unsecured bank loans	1,813,379

Total	$1,845,315

Interest rates	0.86%~3.82%

a.	The Group’s unused short-term lines of credits amounted to NT$15,527 million as of June 30, 2005.

b.	Assets pledged as collateral to secure these loans are detailed in Note 6.

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(11)	BONDS PAYABLE

As of June 30, 2005
Unsecured domestic bonds payable	$30,500,000
Convertible bonds payable	6,576,586
Exchangeable bonds payable	3,097,240
Premiums on convertible bonds	15,746

Subtotal	40,189,572
Less: Current portion	(5,250,000)

Net	$34,939,572

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest is paid semi-annually with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three annual installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds exchangeable for common shares or ADSs of AU Optronics, Corp. (AUO) with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on May 10, 2007.

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(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US Dollars at the rate of NT$34.645 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO shares or AUO ADSs at an exchange price of NT$51.30 per share, determined on the basis of a fixed exchange rate of NT$34.645 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of June 30, 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$137 million into AUO shares. No corresponding gain on the exchange for the six-month period ended June 30, 2005 was recognized.

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e.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

f.	On March 25, 2002, the Company’s subsidiary, UMC Japan (UMCJ), issued a LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY 17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d)	Conversion Price

The conversion price was set at JPY 400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

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(e)	Reacquisition of the Bonds

As of June 30, 2005, UMCJ has reacquired and cancelled a total amount of JPY7,690 million and JPY7,650 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY1 million for the six-month period ended June 30, 2005 was recognized as other income.

g.	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

(c)	Conversion Period

At any time on or after January 5, 2005 and on or prior to November 11, 2013.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

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(e)	Reacquisition of the Bonds

As of June 30, 2005, UMCJ has reacquired a total amount of JPY 8,030 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY374 million for the six-month period ended June 30, 2005, was recognized as other income.

h.	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
2006	$10,250,000
2007	8,035,037
2008	10,500,000
2009 and thereafter	11,388,789

Total	$40,173,826

(12)	LONG-TERM LOANS

As of June 30, 2005
Unsecured long-term loans	$4,330,500
Less: Current portion	(1,082,625)

Net	$3,247,875

Interest rates	0.8%~0.855%

a.	The above long-term loans will be repaid by installments with the last payment on September 10, 2007. Repayments in the coming years respectively are as follows:

Long-term loans repayable in	Amount
2006	$2,165,250
2007	2,165,250

Total	$4,330,500

b.	The long-term loans denominated in Japanese Yen amounted to JPY15,000 million as of June 30, 2005.

(13)	PENSION FUND

Pension costs amounting to NT$414 million was recognized for the six-month period ended June 30, 2005. The corresponding total of the pension fund was NT$1,061 million as of June 30, 2005.

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(14)	CAPITAL STOCK

a.	As of January 1, 2005, 22,000,000 thousand common shares were authorized to be issued and 17,791,892 thousand common shares were issued, each at par value of NT$10.

b.	The employee stock options issued by the Company on October 7, 2002, and January 3, 2003, were exercised into 36,563 thousand shares during the six-month period ended June 30, 2005.

c.	On April 26, 2005, the Company wrote off 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002, for the conversion of convertible bonds.

d.	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

e.	As of June 30, 2005, 22,000,000 thousand common shares were authorized to be issued and 17,779,431 thousand common shares were issued, each at a par value of NT$10. The limit of share capital was increased to NT$260,000 million based on the resolution of the shareholders’ meeting on June 13, 2005.

f.	The Company has issued a total of 250,987 thousand ADSs which were traded on the NYSE as of June 30, 2005. The total number of common shares represented by all issued ADSs is 1,254,936 thousand shares (one ADS represents five common shares).

(15)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, and September 30, 2004, the Company was authorized by the relevant government authorities to issue Employee Stock Options with a total number of 1 billion, 150 million, and 150 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon exercising the options will be made through the issuance of new shares by the Company. The exercise price of options was set at the closing price of the Company’s common stock on the date of grant. The grant period of the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

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Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	729,311	$17.7
January 3, 2003	61,000	50,030	$19.9
November 26, 2003	57,330	50,140	$27.8
March 23, 2004	33,330	27,640	$25.7
July 1, 2004	56,590	48,920	$23.2
October 13, 2004	20,200	17,340	$20.0
April 29, 2005	23,460	22,310	$18.4

a.	A summary of the Company’s stock option plans, and related information for the six-month period ended June 30, 2005 is as follows:

	For the six-month period ended June 30, 2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	973,858	$18.9
Granted	23,460	$18.4
Exercised	(36,563)	$17.7
Forfeited	(15,064)	$19.9

Outstanding at end of period	945,691	$18.9

Exercisable at end of period	357,276

Weighted-average fair value of options granted during the year (NTD)	$6.0

b.	The information of the Company’s outstanding stock options as of June 30, 2005 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$17.7~$19.9	779,341	1.7	$17.8	357,276	$17.9
2003.10.08	$23.2~$27.8	126,700	3.1	$25.6	—	—
2004.09.30	$18.4~$20.0	39,650	4.0	$19.1	—	—

		945,691	1.9	$18.9	357,276	$17.9

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the six-month period ended June 30, 2005 is NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the six-month period ended June 30, 2005
	Basic earnings per share	Diluted earnings per share
Net Income	$1,817,700	$1,817,700
Earnings per share (NTD)	$0.11	$0.11
Pro forma net income	$1,741,162	$1,741,162
Pro forma earnings per share (NTD)	$0.11	$0.10

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The fair value of the options granted after January 1, 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the six-month period ended June 30, 2005: expected dividend yields of 1.63%; volatility factors of the expected market price of the Company’s common stock of 42.39%, risk-free interest rate of 2.24%, and a weighted-average expected life of the option of 4.4 years.

(16)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the six-month period ended June 30, 2005. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2005

(In thousands of shares)
Purpose	As of January 1, 2005	Increase	Decrease	As of June 30, 2005
For transfer to employees	241,181	374,960	(49,114)	567,027

b.	According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock shall not exceed 10% of the Company’s stock issued. Total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of June 30, 2005 was 1,777,943 thousand shares while the ceiling of the amount was NT$83,442 million. As of June 30, 2005, the Company held 567,027 thousand shares of treasury stock, which amounted to NT$13,768 million.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock shall not be pledged, nor should it entitle voting rights or receive dividends.

d.	As of June 30, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corporation, held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT23.19 and NT$8.68 per share. The average closing price during June 2005 was NT$23.19.

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(17)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b) and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings shall be allocated as employees’ bonus which will be settled through issuance of new Company shares or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors makes and presents the distribution proposal annually at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

Details of the 2004 dividend distribution and directors’ and supervisors’ remuneration are as follows:

2004
Cash dividend (per share)	$0.10
Stock dividend (per share)	$1.03
Employees stock dividend	$1,973 million
Directors’ and supervisors’ remuneration	$27 million

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

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a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve - excess from the merger in proportion to the ownership percentage - then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

(18)	OPERATING COSTS AND EXPENSES

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30, 2005
	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$2,359,925	$1,507,749	$3,867,674
Labor and health insurance	273,356	114,108	387,464
Pension	303,806	110,497	414,303
Other personnel expenses	137,667	106,224	243,891
Depreciation	24,427,614	1,095,327	25,522,941
Amortization	805,371	1,084,808	1,890,179

The numbers of employees as of June 30, 2005 was 13,702.

(19)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

For the six-month period ended June 30, 2005
Income tax on pre-tax income at statutory tax rate	$86,581
Permanent and temporary differences	(697,429)
Change in investment tax credit	6,476,843
Change in valuation allowance	(5,797,827)
Estimated 10% income tax on unappropriated earnings	70,960
Adjustment of prior year’s tax expense	(1,518)
Income tax on interest revenue separately taxed	964
Others	(31,632)

Income tax expense	$106,942

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b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30, 2005
	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$15,269,588
Loss carry-forward	$18,444,803	5,013,438
Pension	2,977,320	744,892
Allowance on sales returns and discounts	382,310	95,578
Allowance for loss on obsolescence of inventories	889,259	222,315
Others	3,143,621	864,904

Total deferred income tax assets		22,210,715
Valuation allowance		(11,125,802)

Net deferred income tax assets		11,084,913

Deferred income tax liabilities
Unrealized exchange gain	(584,763)	(137,408)
Depreciation	(14,139,585)	(3,534,896)
Others	(110,135)	(44,539)

Total deferred income tax liabilities		(3,716,843)

Total net deferred income tax assets		$7,368,070

Deferred income tax assets – current		$5,463,547
Deferred income tax liabilities – current		(137,408)
Valuation allowance		(1,843,496)

Net		3,482,643

Deferred income tax assets – noncurrent		16,747,168
Deferred income tax liabilities – noncurrent		(3,579,435)
Valuation allowance		(9,282,306)

Net		3,885,427

Total net deferred income tax assets		$7,368,070

c.	The Company’s income tax returns for all the fiscal years through 1999 and 2002 have been assessed and approved by the Tax Authority.

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d.	Pursuant to the “Statutes for the Establishment and Administration of Science Park of R.O.C.”, the Company was granted several four-year income tax exemption periods for income derived from the expansion of operations. The starting date of the exemption granted for the expansions of operations in 2000 and 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2009.

e.	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of June 30, 2005, the Group’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2005	$4,522,437	$1,868,557
2006	3,687,757	3,687,757
2007	2,064,621	2,064,621
2008	3,188,359	3,188,359
2009	4,460,294	4,460,294

Total	$17,923,468	$15,269,588

f.	As of June 30, 2005, the unutilized accumulated loss for the group was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$12,179,465	$11,427,504
2007	3,922,877	3,922,877
2008	250,198	250,198
2009	591,017	591,017
2010	194,406	194,406
2012	2,058,801	2,058,801

	$19,196,764	$18,444,803

g.	The balance of the Company’s imputation credit accounts as of June 30, 2005, was NT$67 million. The actual creditable ratio for 2004 was 0.23%.

h.	The Company’s earnings generated prior to December 31, 1997, have been appropriated.

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(20)	EARNINGS PER SHARE

a.	The Group held employee stock options during the six-month period ended June 30, 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the six-month period ended June 30, 2005, is disclosed as follows:

	For the six-month period ended June 30, 2005
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments	$1,269,444	$1,162,502	16,579,598	$0.08	$0.07
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	1,156,546	1,049,604		0.07	0.06
Minority interests	768,096	768,096		0.05	0.05

Net Income	$1,924,642	$1,817,700		$0.12	$0.11

Effect of dilution
Employee stock options	$—	$—	92,221
Earning per share-diluted:
Income from operations of continued segments	$1,269,444	$1,162,502	16,671,819	$0.08	$0.07
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	1,156,546	1,049,604		0.07	0.06
Minority interests	768,096	768,096		0.05	0.05

Net Income	$1,924,642	$1,817,700		$0.12	$0.11

b.	Pro forma information on retroactively adjusted earnings per share as if 2004 earnings are distributed:

	For the six-month period ended June 30, 2005
	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average of shares outstanding:
Shares (capitalization of 2005 earnings ordinary at 11.4%)	18,477,495	18,580,272

Earnings per share (NTD)	$0.10	$0.10

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5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee
Unitech Capital Inc.	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
ITE Tech. Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Novatek Microelectronics Corp. (Novatek)	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corporation	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
Aptos (Taiwan) Corp.	Equity investee
Chiao Tung Bank Co., Ltd. (ceded the supervisory role on May 30, 2005)	The Company’s supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Uwave Technology Corp. (formerly United Radiotek Incorporation)	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
Afa Technologies, Inc.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
AEVOE Inc.	Subsidiary’s equity investee
USBest Technology Inc.	Subsidiary’s equity investee
U-Media Communications, Inc.	Subsidiary’s equity investee
Chip Advanced Technology Corp.	Subsidiary’s equity investee
Crystal Media Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
ULi Electronics Inc.	Subsidiary’s equity investee
XGI Technology Inc.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30, 2005
	Amount	Percentage
Novatek	$2,714,397	6
Others	1,733,634	4

Total	$4,448,031	10

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The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period was month-end 30~60 days.

b.	Notes receivable

	As of June 30, 2005
	Amount	Percentage
Holtek	$57,853	85

c.	Accounts receivable, net

	As of June 30, 2005
	Amount	Percentage
Novatek	$875,235	7
Others	1,278,499	11

Total	2,153,734	18

Less : Allowance for sales returns and discounts	(5,248)
Less : Allowance for doubtful accounts	(21,094)

Net	$2,127,392

d.	Other transactions

The Group has made several other transactions, including service charges, development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$214 million for the six-month period ended June 30, 2005.

As of June 30, 2005, the joint development contracts of intellectual property entered into with Faraday have amounted to approximately NT$2,318 million, and a total amount of NT$1,266 million has been paid.

The Company has purchased approximately NT$167 million of masks from Toppan during the six-month period ended June 30, 2005.

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30,2005

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$528,730	Customs	Customs duty guarantee
Restricted deposits (Time deposit)	569,400	The International Commercial Bank of China, etc.	Short-term loans
Deposits-out (Time deposit)	2,500	The Farmer Bank of China	Payment guarantee

Total	$1,100,630

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7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT18.9 billion. Royalties and development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2005(3rd quarter thereafter)	$3,324,184
2006	1,579,022
2007	1,690,192
2008	308,490
2009	142,380

Total	$7,044,268

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2005, these construction contracts have amounted to approximately NT$0.55 billion and the unpaid portion of the contracts was approximately NT$0.14 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers. On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. The Company has formally denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld the ITC’s findings of no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the declaratory judgment patent counterclaims were disclaimed from the district court case. However, in connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The district court has set dates for dispositive motions or for trial after December 5, 2005. The Company believes that Oak’s claims are meritless, and intends to vigorously defend the suit, and to pursue its counterclaims. As with all litigation, however, the Company cannot predict the outcome with certainty.

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(4)	The Group entered into several operating lease contracts for lands and offices. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2005(3rd quarter thereafter)	$114,120
2006	220,756
2007	208,582
2008	200,609
2009	186,392
2010 and thereafter	2,017,859

Total	$2,948,318

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts obliged the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. The Company was informed that such search was regarding certain allegations made on the ground of the Securities Exchange Act. On February 18, 2005, the Chairman of the Company released a public statement, explaining that although it had delivered assistance to Hejian Technology Corporation (“Hejian”), given the restrictions of laws and regulations, such assistance did not involve any investment or technology transfer.

From the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance. Furthermore, circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered a 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

40

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The representative of Hejian has indicated that it is also an alternative to put the shares in escrow or adopt other measures so as to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

As of June 30, 2005, no charge had been filed by the prosecutor against the Company or the Chairman and the result of investigation had not been finalized.

In April 2005, the Chairman of the Company was fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (“R.O.C. SFC”) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (“TSE”) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its Chairman have filed for administrative appeal and reconsideration with R.O.C. SFC and TSE, respectively.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

None.

10.	OTHERS

(1)	Financial instruments

	As of June 30, 2005
	Book Value	Fair Value
Non-derivative Financial Instruments
Financial assets
Cash and cash equivalents	$82,445,691	$82,445,691
Marketable securities	3,255,693	3,361,848
Notes and accounts receivables	13,045,757	13,045,757
Restricted deposits	569,400	569,400
Long-term investments	32,673,623	61,630,868
Deposits - out	658,057	658,057

41

	As of June 30, 2005
	Book Value	Fair Value
Non-derivative Financial Instruments
Financial liabilities
Short-term loans	$1,845,315	$1,845,315
Payables	16,651,386	16,651,386
Capacity deposits (current portion)	649,633	649,633
Bonds payable (current portion included)	40,189,572	40,689,650
Long-term loans (current portion included)	4,330,500	4,330,500

Derivative Financial Instruments
Credit-linked deposits and repackage bonds - Trading purpose	$1,472,338	$1,472,338
Interest rate swaps - Non-trading purpose	(11,059)	(578,783)
Forward contracts - Non-trading purpose	(17,076)	(17,076)

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments and other financial assets (credit-linked deposits and repackage bonds) approximate to fair values due to their short maturities. The majority of investment portfolios of the credit-linked deposits and repackage bonds are either corporate bonds of maturity within one year, or highly liquidable secondary market bonds. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, restricted deposits, short-term loans, payables, and current portion of capacity deposits.

b.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the net assets values of the investees are used as fair values.

c.	The fair values of deposits-out are based on the book values since the remittance dates cannot be ascertained.

d.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate to the fair values since the loans bear floating rates.

e.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

42

(2)	The Company and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
Chi Feng Blinds Industry Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. Reference entities with high credit ratings were selected to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within 1 year or are relatively liquid in the secondary market.

43

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(3)	The Company entered into interest rate swap and forward contracts and its subsidiary, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiary, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC Japan, are summarized as follows:

As of June 30, 2005

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 108 million	June 10, 2005 to July 29, 2005
Forward contracts	Buy JPY 9 million	June 13, 2005 to July 1, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 2.1 million	June 14, 2005 to July 29, 2005

44

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

The Company

As of June 30, 2005, the balance of current liabilities arising from interest rate swap was NT$17 million.

The balance of NT$16 million arising from forward contracts was recognized under current liabilities in the balance sheet as of June 30, 2005. The related exchange loss of NT$170 million for the six-month period ended June 30, 2005, was recognized under non-operating expenses.

UMC Japan

The balance arising from forward contracts is disclosed under current liability of the amount of JPY 2 million in the balance sheet as of June 30, 2005. The related exchange gain for the six-month period ended June 30, 2005, was JPY 51 million.

(4)	Others

Significant intercompany transactions among consolidate entities for the six-month period ended June 30, 2005, are disclosed in Attachment 1.

45

(5)	Details of subsidiaries that hold the Company’s stocks are as follows:

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
Hsun Chieh	543,732	$29,592,654	Long-term investment
Fortune	19,808	171,857	Long-term investment

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the six-month period ended June 30, 2005: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2005: Please refer to Attachment 3.

c.	Securities held as of June 30, 2005: Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of June 30, 2005: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2005: Please refer to Attachment 10.

j.	Derivative financial instruments: Please refer to Note 10.

(2)	Investment in Mainland China

None.

46

ATTACHMENT-1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

				Transactions
No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Account	Amount	Terms	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
0	United Microelectronics Corporation	UMC Group (USA)	1	Sales	$18,179,163	Note 4	39.29%
0	United Microelectronics Corporation	UMC Group (USA)	1	Accounts receivable	3,550,827	-	1.07%
0	United Microelectronics Corporation	UMC Group (USA)	1	Other current liabilities	632,800	-	0.19%
0	United Microelectronics Corporation	United Microelectronics (Europe) B.V.	1	Sales	3,818,862	Note 4	8.25%
0	United Microelectronics Corporation	United Microelectronics (Europe) B.V.	1	Accounts receivable	704,927	-	0.21%
0	United Microelectronics Corporation	UMCi Ltd.	1	Purchase	1,244,347	Note 5	2.69%
0	United Microelectronics Corporation	Fortune Venture Capital Corporation	1	Long-term investments	326,071	-	0.10%
0	United Microelectronics Corporation	Silicon Integrated Systems Corp.	1	Sales	1,433,057	Note 4	3.10%

Note 1:	The Company and its subsidiaries are coded as follows:

1. The Company is coded “0”.

2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Transactions are categorized as follows:

1. The holding company to subsidiary.

2. Subsidiary to holding company.

3. Subsidiary to subsidiary.

Note 3:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.

Note 4:	The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 30~60 days, while the terms for domestic sales were month-end 30~60 days.

Note 5:	The sales price to the above related parties was determined through mutual agreement based on the market conditions. The terms for related parties were net 60 days.

47

ATTACHMENT-2 (Financing provided to others for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

													Collateral
No.	Lender	Counterparty	Financial statement account	Maximum balance for the period		Ending balance		Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
0	UMC	UMCi Ltd.	Other receivables		$5,137,760		$—	2.74%-3.05%	Note	N/A	Operating capital	N/A	N/A	N/A	N/A	N/A
1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD	691	USD	691	7%	Note	N/A	Employee loan	—	Securities	Lower	N/A	N/A

Note : Need for short-term financing.

48

ATTACHMENT-3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving Party	Relationship	Limit of guarantee/endorsement amount for individual counterparty	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
N/A

49

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Convertible bonds	King Yuan Electronics Co., Ltd.	-	Short-term investment	800	$271,600	—	$257,972	None
Convertible bonds	EPISTAR Corporation	-	Short-term investment	100	34,140	—	31,540	None
Convertible bonds	Ching Feng Home Fashions Co., Ltd.	-	Short-term investment	2,000	68,300	—	61,902	None
Convertible bonds	International Semiconductor Technology Ltd.	-	Short-term investment	4,000	135,800	—	110,390	None
Convertible bonds	Everlight Electronics Co., Ltd.	-	Short-term investment	100	33,745	—	31,786	None
Convertible bonds	Siliconware Precision Industries	-	Short-term investment	8,000	270,120	—	235,008	None
Convertible bonds	Mega Financial Holding Company	-	Short-term investment	5,000	166,650	—	155,633	None
Convertible bonds	Quanta Storage Inc.	-	Short-term investment	4,500	152,778	—	134,833	None
Convertible bonds	EDOM Technology Co., Ltd.	-	Short-term investment	60	201,990	—	181,922	None
Convertible bonds	Action Electronics Co., Ltd.	-	Short-term investment	10,000	322,200	—	338,834	None
Stock	SpringSoft, Inc.	-	Short-term investment	8,183	415,728	—	534,530	None
Stock	King Yuan Electronics Co., Ltd.	-	Short-term investment	20,076	356,781	—	576,511	None
Stock	SerComm Corporation	Subsidiary’s equity investee	Short-term investment	129	3,093	—	3,693	None
Stock	Yang Ming Marine Transport Corp.	-	Short-term investment	3,254	128,057	—	93,491	None
Stock	Micronas Semiconductor Holding AG	-	Short-term investment	280	398,672	—	308,906	None
Stock	L&K Engineering Co., Ltd.	-	Short-term investment	1,341	98,925	—	107,783	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	708,829	100.00	708,829	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	283,099	100.00	272,629	None
Stock	UMC Capital Corporation	Investee company	Long-term investment	55,000	1,306,287	100.00	1,306,287	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	1,000	14,897	100.00	14,897	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	14,604	100.00	14,604	None
Stock	Fortune Venture Capital Corporation	Investee company	Long-term investment	449,994	3,758,856	99.99	4,079,243	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	1,417,294	10,409,009	99.97	23,054,302	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	104,345	201,914	83.48	224,222	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	300,407	49.99	300,470	None
Stock	UMC Japan	Investee company	Long-term investment	484	7,269,416	47.42	5,776,415	None
Stock	Toppan Photomasks Taiwan Ltd.(formerly DuPont Photomasks Taiwan Ltd.)	Investee company	Long-term investment	106,621	1,012,456	45.35	1,012,379	None
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	710,102	42.00	710,102	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	48,980	797,730	25.23	1,789,695	None
Stock	ITE Tech. Inc.	Investee company	Long-term investment	24,229	292,828	22.21	431,283	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	185,626	3,640,017	20.85	5,027,857	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	47,682	907,782	18.38	2,943,692	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	4,048,689	16.16	3,715,581	None

50

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	Thintek Semiconductor Corp.	Investee company	Long-term investment	3,565	$30,383	14.26	$14,699	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	52,823	1,428,604	13.24	7,368,752	None
Stock	AMIC Technology Corporation	Investee company	Long-term investment	16,200	60,134	11.83	89,664	None
Stock	Aptos (Taiwan) Corp.	Investee company	Long-term investment	16,100	108,755	9.72	103,188	None
Stock	Epitech Corp.	-	Long-term investment	10,554	299,993	10.08	Note	None
Stock	United Industrial Gases Co., Ltd.	-	Long-term investment	13,185	146,250	8.11	Note	None
Stock	MediaTek Incorporation	-	Long-term investment	58,033	726,309	7.54	16,152,772	None
Stock	Industrial Bank of Taiwan Corp.	-	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	11,520	172,800	4.92	Note	None
Stock	South Epitaxy Corporation	-	Long-term investment	7,060	143,661	4.15	184,793	None
Stock	Chipbond Technology Corporation	-	Long-term investment	6,440	174,735	3.20	258,303	None
Stock	Billionton Systems Inc.	-	Long-term investment	1,826	30,948	2.71	38,042	None
Stock	AU Optronics Corp.	-	Long-term investment	71,215	959,082	1.44	3,777,963	None
Stock	Mega Financial Holding Company	-	Long-term investment	95,577	3,108,656	0.84	1,991,056	None
Stock	Premier Image Technology Corporation	-	Long-term investment	3,395	27,964	0.61	121,784	None
Fund	Pacific Technology Partners, L.P.	-	Long-term investment	—	359,722	—	Note	None
Fund	Pacific United Technology, L.P.	-	Long-term investment	—	126,560	—	Note	None
Stock-Preferred stock	Taiwan High Speed Rail Corporation	-	Long-term investment	30,000	300,000	—	N/A	None

Hsun Chieh Investment Co., Ltd.
				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ENE Technology Inc.	-	Short-term investment	250	$5,096	0.73	$7,359	None
Stock	Premier Image Technology Corp.	-	Short-term investment	2,094	112,925	0.40	75,101	None
Stock	Shanghai Fudan Microelectronics. Co., Ltd.	-	Short-term investment	516	2,511	0.10	641	None
Stock	SinoPac Holdings	-	Short-term investment	1,464	28,535	0.04	23,450	None
Stock	Trident Technologies, Inc.	-	Short-term investment	130	64,261	—	90,569	None
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	10,000	94,684	100.00	94,684	None
Stock	Uwave Technology Corp.(formerly United Radiotek Inc.)	Investee company	Long-term investment	12,750	45,537	49.04	45,537	None
Stock	VistaPoint, Inc.	Investee company	Long-term investment	6,828	10,773	41.38	10,773	None
Fund	UC Fund II	Investee company	Long-term investment	5,000	121,532	35.45	121,532	None
Stock	UCA Technology, Inc.	Investee company	Long-term investment	4,950	26,684	30.94	26,684	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,555	33,339	28.20	33,339	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	5,838	32,859	25.82	32,859	None
Stock	Crystal Media Inc.	Investee company	Long-term investment	2,115	12,391	24.88	12,391	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	2,563	23,694	18.99	23,694	None
Stock	Harvatek Corporation	Investee company	Long-term investment	22,392	351,312	18.20	608,477	None

51

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	1,195	18.00	1,195	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	97,180	$1,848,305	10.92	$2,632,229	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	1,800	9,028	10.59	9,028	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	18,142	10.50	18,142	None
Stock	SerComm Corporation	Investee company	Long-term investment	10,176	186,803	10.06	290,203	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	24,963	250,558	10.05	250,558	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	1,386	13,800	9.86	13,800	None
Stock	Aptos (Taiwan) Corp.	Investee of UMC and Hsun Chieh	Long-term investment	16,165	108,396	9.76	108,396	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	7,842	158,358	9.51	158,358	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	470	4,541	9.40	4,541	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	1,500	15,367	6.31	15,367	None
Stock	AMIC Technology Corporation	Investee of UMC and Hsun Chieh	Long-term investment	6,830	37,788	4.99	37,788	None
Stock	Faraday Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	14,265	1,109,310	4.93	880,668	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	696,808	4.39	535,239	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	1,598	21,577	2.50	21,577	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,249	110,988	0.82	453,236	None
Stock	VastView Technology Inc.	-	Long-term investment	4,487	29,759	19.94	Note	None
Stock	Kits OnLine Technology Corp.	-	Long-term investment	4,455	56,231	15.91	Note	None
Stock	Advance Materials Corporation	-	Long-term investment	14,994	152,321	15.78	Note	None
Stock	Everglory Resource Technology Co., Ltd.	-	Long-term investment	3,700	74,000	15.14	Note	None
Stock	LighTuning Tech., Inc.	-	Long-term investment	1,900	24,772	15.08	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	-	Long-term investment	5,600	56,000	10.67	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	-	Long-term investment	4,284	43,482	10.06	Note	None
Stock	Printech International Inc.	-	Long-term investment	3,000	30,000	9.68	Note	None
Stock	Trendchip Technologies Corp.	-	Long-term investment	3,775	60,406	9.25	Note	None
Stock	EE Solution, Inc.	-	Long-term investment	1,950	51,900	7.28	Note	None
Stock	Chipsence Corp.	-	Long-term investment	3,800	41,800	7.24	Note	None
Stock	Giga Solution Technology Co., Ltd.	-	Long-term investment	8,750	105,000	6.91	Note	None
Stock	Fortune Semiconductor Corporation	-	Long-term investment	2,183	71,500	6.64	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	-	Long-term investment	2,000	20,000	6.28	Note	None
Stock	Riselink Venture Capital Corp.	-	Long-term investment	8,000	80,000	6.20	Note	None
Stock	Incomm Technologies Co., Ltd.	-	Long-term investment	1,800	25,020	6.00	Note	None
Stock	Ralink Technology Corporation	-	Long-term investment	3,575	53,625	5.96	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	-	Long-term investment	2,600	26,000	5.03	Note	None
Stock	Parawin Venture Capital Corp.	-	Long-term investment	5,000	50,000	5.00	Note	None

52

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value	Shares as collateral (thousand)
Stock	ACTi Corporation	-	Long-term investment	850	12,750	4.97	Note	None
Stock	Programmable Microelectronics(Taiwan) Corp.	-	Long-term investment	1,980	$23,760	4.95	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	-	Long-term investment	1,045	18,096	4.86	Note	None
Stock	JMicron Technology Corp.	-	Long-term investment	1,340	24,120	4.79	Note	None
Stock	Animation Technologies Corp.	-	Long-term investment	1,980	29,700	4.74	Note	None
Stock	HiTop Communications Corp.	-	Long-term investment	1,198	17,964	4.44	Note	None
Stock	Coretronic Corporation	-	Long-term investment	18,787	276,192	4.21	$838,327	None
Stock	Taiwan Asia Pacific Venture Fund	-	Long-term investment	85	21,625	4.15	Note	None
Stock	Epitech Corporation	-	Long-term investment	2,917	58,474	3.89	Note	None
Stock	IBT Venture Co.	-	Long-term investment	7,614	76,142	3.81	Note	None
Stock	Skardin Industrial Corp.	-	Long-term investment	1,000	75,070	3.58	Note	None
Stock	ZyDAS Technology Corp.	-	Long-term investment	1,000	23,000	3.33	Note	None
Stock	United Microelectronics Corporation	Investor company	Long-term investment	543,732	29,592,654	3.06	12,610,779	None
Stock	Sheng-Hua Venture Capital Corp.	-	Long-term investment	5,000	50,000	2.50	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	5,616	71,280	2.40	Note	None
Stock	Princeton Technology Corporation	-	Long-term investment	3,237	96,706	2.33	106,586	None
Stock	BroadWeb Corporation	-	Long-term investment	500	8,000	2.22	Note	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	186	2,790	2.07	Note	None
Stock	Taimide Tech., Inc.	-	Long-term investment	1,500	37,500	1.83	Note	None
Stock	Pixart Imaging Inc.	-	Long-term investment	1,143	16,107	1.83	Note	None
Stock	C-Com Corporation	-	Long-term investment	1,110	9,806	0.96	4,761	None
Stock	Aimtron Technology Inc.	-	Long-term investment	200	9,000	0.73	Note	None
Stock	Largan Precision, Co., Ltd.	-	Long-term investment	678	36,281	0.63	141,652	None
Stock	Mega Financial Holding Company	-	Long-term investment	59,539	1,882,974	0.52	1,240,324	None
Stock	ULTRA CHIP, Inc.	-	Long-term investment	90	1,710	0.14	Note	None
Stock	Averlogic Technologies, Inc.	-	Long-term investment	33	890	0.12	454	None
Stock-Preferred Stock	Alpha and Omega Semiconductor, Inc.	-	Long-term investment	1,500	46,883	—	N/A	None
Stock-Preferred Stock	Aurora System, Inc.	-	Long-term investment	550	6,355	—	N/A	None
Stock-Preferred Stock	Formerica International Holding, Inc.	-	Long-term investment	2,000	30,898	—	N/A	None
Stock-Preferred Stock	ForteMedia, Inc.	-	Long-term investment	5,694	108,456	—	N/A	None
Fund	VenGlobal Capital fund III, L.P.	-	Long-term investment	—	33,195	—	Note	None

53

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AEVOE Inc.	Investee company	Long-term investment	1,500	$8,455	44.12	$8,455	None
Stock	Smedia Technology Corp	Investee company	Long-term investment	4,572	22,924	26.89	22,924	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	5,000	48,771	21.02	48,771	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	12,200	121,786	19.06	121,786	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	2,094	21,503	14.90	21,503	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	2,335	23,115	14.59	23,115	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	10,530	213,598	12.76	213,598	None
Stock	AMIC Technology Corp.	Investee of UMC and Fortune	Long-term investment	16,575	100,090	12.11	100,090	None
Stock	Crystal Media, Inc.	Investee company	Long-term investment	950	5,566	11.18	5,566	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	1,448	15,291	10.73	15,291	None
Stock	AMOD Technology Co., Ltd.	Investee company	Long-term investment	530	5,121	10.60	5,121	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	2,500	18,143	10.50	18,143	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	20,726	45,601	8.34	45,601	None
Stock	Aptos (Taiwan) Corporation	Investee of UMC and Fortune	Long-term investment	11,440	75,495	6.90	75,495	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,337	13,042	5.75	13,042	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	1,050	21,751	4.64	21,751	None
Stock	Cion Technology Corporation	-	Long-term investment	2,160	21,600	18.00	Note	None
Stock	Pixart Imaging Inc.	-	Long-term investment	10,690	207,004	17.15	Note	None
Stock	HiTop Communications Corp.	-	Long-term investment	3,142	47,136	11.64	Note	None
Stock	JMicro Technology Corp.	-	Long-term investment	2,660	47,880	9.50	Note	None
Stock	Programmable Microelectronics (Taiwan) Corp.	-	Long-term investment	3,302	37,156	8.25	Note	None
Stock	SIMpal Electronics Co., Ltd.	-	Long-term investment	6,009	70,179	7.34	Note	None
Stock	Bcom Electronics Inc.	-	Long-term investment	7,500	75,000	7.09	Note	None
Stock	Shin-Etsu Hondotai Taiwan Co., Ltd.	-	Long-term investment	10,500	105,000	7.00	Note	None
Stock	Aimtron Technology, Inc.	-	Long-term investment	1,384	58,777	5.02	Note	None
Stock	ACTi Corporation.	-	Long-term investment	850	12,750	4.97	Note	None
Stock	LighTuning Tech., Inc.	-	Long-term investment	600	9,629	4.76	Note	None
Stock	WavePlus Technology Inc.	-	Long-term investment	1,200	30,000	4.00	Note	None
Stock	Averlogic Technologies, Inc.	-	Long-term investment	1,051	17,628	3.80	14,463	None
Stock	Epitech Corporation	-	Long-term investment	3,207	43,614	3.69	Note	None
Stock	Animation Technologies Corp	-	Long-term investment	1,500	22,500	3.59	Note	None
Stock	Advanced Chip Engineering Tech. Inc.	-	Long-term investment	4,160	49,920	3.56	Note	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	186	1,860	3.08	Note	None

54

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	RDC Semiconductor Co., Ltd.	-	Long-term investment	960	$24,436	2.52	$19,397	None
Stock	ProSys Technology Integration, Inc.	-	Long-term investment	650	14,800	2.43	Note	None
Stock	Subtron Technology Co., Ltd.	-	Long-term investment	3,701	52,870	1.58	Note	None
Stock	Forture Semiconductor Corporation	-	Long-term investment	349	10,461	1.06	Note	None
Stock	SiRF Technology Holding, Inc.	-	Long-term investment	311	42,396	0.90	159,818	None
Stock	Arcadia Design Systems(Taiwan), Inc.	-	Long-term investment	162	1,579	0.83	Note	None
Stock	United Microelectronic Corp.	Investor company	Long-term investment	19,808	171,857	0.11	459,399	None
Stock	Trident Technologies, Inc.	-	Long-term investment	128	71,775	—	88,890	None
Stock-Preferred stock	Alpha and Omega Semiconductor, Inc.	-	Long-term investment	1,500	46,313	—	N/A	None
Stock-Preferred stock	Integrant Technologies, Inc.	-	Long-term investment	120	32,712	—	N/A	None
Stock-Preferred stock	Aurora Systems, Inc.	-	Long-term investment	5,133	57,529	—	N/A	None
Fund	iGlobe Partners Fund, L.P.	-	Long-term investment	—	41,175	3.45	Note	None
Fund	Crystal Internet Venture Fund II	-	Long-term investment	—	38,855	0.99	Note	None

Unitruth Investment Corp.

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	U-Media Communication, Inc.	Investee company	Long-term investment	1,250	$9,075	5.25	$9,075	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	2,128	43,728	2.58	43,728	None
Stock	Amitron Technology, Inc.	-	Long-term investment	101	4,545	0.37	Note	None

55

ATTACHMENT-4 (Securities held as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value (thousand)		Percentage of ownership(%)	Market value/ Net assets value (thousand)		Shares as collateral (thousand)
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	283	100.00	USD	283	None
Stock-Preferred stock	MaXXan Systems, Inc.	-	Long-term investment	2,317	USD	1,237	—		N/A	None
Stock-Preferred stock	Aicent, Inc.	-	Long-term investment	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	Spreadtrum Communications, Inc.	-	Long-term investment	1,581	USD	1,250	—		N/A	None
Stock-Preferred stock	WISchip International Ltd.	-	Long-term investment	1,733	USD	3,354	—		N/A	None
Stock-Preferred stock	Silicon 7, Inc.	-	Long-term investment	1,203	USD	4,000	—		N/A	None
Stock-Preferred stock	IC Media Corporation	-	Long-term investment	2,823	USD	1,094	—		N/A	None
Stock-Preferred stock	GCT Semiconductor, Inc.	-	Long-term investment	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	Intellon Corporation	-	Long-term investment	7,932	USD	3,500	—		N/A	None
Stock-Preferred stock	ForteMedia Inc.	-	Long-term investment	2,000	USD	1,500	—		N/A	None
Stock-Preferred stock	Zylogic Semconductor Corp.	-	Long-term investment	750	USD	500	—		N/A	None
Stock-Preferred stock	Berkana Wireless Inc.	-	Long-term investment	1,244	USD	2,000	—		N/A	None
Stock-Preferred stock	Maxlinear, Inc.	-	Long-term investment	1,474	USD	2,580	—		N/A	None
Stock-Preferred stock	Smart Vanguard Limited	-	Long-term investment	5,000	USD	5,000	—		N/A	None
Stock-Preferred stock	Wisair, Inc.	-	Long-term investment	108	USD	1,000	—		N/A	None
Stock-Preferred stock	Amalfi Semiconductor,Inc.	-	Long-term investment	1,471	USD	1,500	—		N/A	None
Stock-Preferred stock	Praesagus, Inc.	-	Long-term investment	500	USD	1,500	—		N/A	None

United Microdiplay Optronics Corp.
				June 30, 2005
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/bonds/ shares(thousand)	Book value		Percentage of ownership(%)	Market value/Net assets value		Shares as collateral (thousand)
Stock	Thintek Optronics Corp.	Investee of UMC and UMO	Long-term investment	9,999		$41,226	40.00		$41,226	None

Note : The net assets values for unlisted investees accounted for under the cost method were not available as of June 30, 2005.

56

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Fortune Venture Capital Corporation	Long-term investment	Capitalization from cash	-	299,994	$2,354,878	150,000	$1,500,000	—	$—	$—	$—	449,994	$3,758,856 (Note 1)
Stock	Novatek Microelectronic Corp.	Long-term investment	Open market	-	72,775	1,615,328	—	—	19,952	2,627,313	503,258	2,095,654 (Note 2)	52,823	1,428,604 (Note 3)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture	Subsidiary	—	—	16,100	140,231	—	—	—	—	16,100	108,755 (Note 4)
Stock	MediaTek Incorporation.	Long-term investment	Open market	-	77,428	969,048	—	—	19,395	4,601,939	242,739	4,343,517 (Note 5)	58,033	726,309
Stock	Chipbond Technology Corporation	Long-term investment	Open market	-	—	—	6,115	174,735	—	—	—	—	6,440 (Note 6)	174,735
Stock	Epitech Corp.	Long-term investment	Note 7	Note 7	—	—	9,091	299,993	—	—	—	—	10,554 (Note 8)	299,993
Stock	South Epitaxy Corporation	Long-term investment	Open market	-	—	—	6,561	143,661	—	—	—	—	7,060 (Note 9)	143,661

Note 1:	The ending balance includes long-term investment loss of NT$(56,149) thousand, capital reserve adjustments of NT$(34,909) thousand due to disproportionate changes in shareholding, and cumulative translation adjustments of NT$(4,964) thousand.

Note 2:	The gain on disposal of investment includes adjustments to reserved capital of NT$(28,401) thousand written off in proportion to the shares disposed.

Note 3:	The ending balance includes long-term investment gain of NT$314,579 thousand, capital reserve adjustments of NT$1,219 thousand due to disproportionate changes in shareholding, and cumulative translation adjustments of NT$718 thousand. adjustment $718 thousand.

Note 4:	The ending balance includes long-term investment loss of $(31,476) thousand.

Note 5:	The gain on disposal of investment includes adjustments to reserved capital of NT$(15,683) thousand written off in proportion to the shares disposed.

Note 6:	The ending balance includes stock dividends of 325 thousand shares.

Note 7:	The counter parties include the following subsidiaries: Hsun Chieh Investment Co., Ltd., Fortune Venture Capital Corp., and Unitruth Investment Corp.

Note 8:	The ending balance includes stock dividends of 1,463 thousand shares.

Note 9:	The ending balance includes stock dividends of 499 thousand shares.

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corporation	Long-term investment	Fortune Venture	Subsidiary	—	$—	16,165	$140,794	—	$—	$—	$—	16,165	$108,396 (Note 1)
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	-	2,100	44,940	5,742	122,211	—	—	—	—	7,842	158,358 (Note 2)
Stock	XGi Technology Inc.	Long-term investment	Capitalization from Cash	-	—	—	24,963	299,554	—	—	—	—	24,963	250,558 (Note 3)

Note 1:	The ending balance includes long-term equity investment loss $(32,398) thousand.

Note 2:	The ending balance includes long-term equity investment loss $(8,793) thousand.

Note 3:	The ending balance includes long-term equity investment loss $(48,996) thousand.

57

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Stock	Aptos (Taiwan) Corporation	Long-term investment	Note 1	-	43,705	$384,636	—	$—	32,265	$281,025	$277,852	$34,390 (Note 2)	11,440	$75,495 (Note 3)
Stock	ULi Electronics Inc.	Long-term investment	Note 4	-	—	—	10,530	213,598	—	—	—	—	10,530	213,598

Note 1:	Counter parties include subsidiary, Hsun Chieh Investmnet Co., Ltd., and investor company, United Microelectronics Company.

Note 2:	The gain (loss) on disposal of investment includes changes in capital reserved gain of $31,217 thousand.

Note 3:	The ending balance includes long-term equity investment loss $(31,289) thousand.

Note 4:	Counter parties include, Cathay Holdings Investment Corp., and other six companies.

Silicon Integrated Systems Corp.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Fund	Chung Shing Ping-An	Short-term investment	-	-	—	$—	19,193	$200,000	19,193	$200,816	$200,000	$816	—	$—
Stock	V’XIS Technology Corp.	Long-term investment	-	-	—	—	14,842	165,167	—	—	—	—	14,842	121,188 (Note 1)

Note 1:	The ending balance includes long-term equity investment loss of $(3,987) thousand and $(39,992) thousand loss in long-term investment due to disproportionate changes in ownership.

XGI Technology Inc.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Shares (thousand)	Amount	Shares (thousand)	Amount	Shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Shares (thousand)	Amount
Stock	XGi Technology Inc. (Cayman)	Long-term investment	Capitalization from cash	-	3	$314,937	—	$120,093	—	$—	$—	$—	3	$316,808 (Note 1)

Note 1:	The ending balance includs long-term equity investment loss of $(116,830) thousand and cumulative translation adjustment of $(1,392) thousand.

58

ATTACHMENT-6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

59

ATTACHMENT-7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

60

ATTACHMENT-8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales	$18,179,163	45.76	45 Days	N/A	N/A	$3,550,827	36.81
United Microelectronics (Europe) B.V.	Investee company	Sales	3,818,862	9.61	45 Days	N/A	N/A	704,927	7.31
Novatek Microelectronics Corp.	Investee company	Sales	2,714,397	6.83	45 Days	N/A	N/A	875,235	9.07
Silicon Integrated Systems Corp.	Investee company	Sales	1,433,057	3.61	45 Days	Note	N/A	466,767	4.84
Faraday Technology Corp.	Investee company	Sales	828,643	2.09	45 Days	N/A	N/A	328,049	3.40
Holtek Semiconductor Inc.	Investee company	Sales	318,615	0.80	45 Days	N/A	N/A	123,717	1.28
ULi Electronics Inc.	Subsidiary’s equity investee	Sales	168,960	0.43	45 Days	N/A	N/A	52,393	0.54
AMIC Technology Corp.	Investee company	Sales	152,163	0.38	45 Days	N/A	N/A	72,077	0.75
Integrated Technology Express Inc.	Investee company	Sales	116,919	0.29	45 Days	N/A	N/A	50,755	0.53
UMCi Ltd.	Investee company	Purchases	1,244,347	12.13	60 Days	N/A	N/A	—	—

Note : The sales price was determined on mutual agreement based on the market conditions.

UMC Group (USA)

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 579,030	100.00	Net 55 Days	N/A	N/A	USD 112,585	100.00

61

ATTACHMENT-8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMCi Ltd.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Sales	USD 42,475	99.56	Net 60 Days	N/A	N/A	$—	—

United Microelectronics (Europe) B. V.
		Transactions				Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 121,228	100.00	Net 60 Days	N/A	N/A	USD 22,351	100.00

Silicon Integrated Systems Corp.
		Transactions				Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	$1,452,955	52.22	45 Days	Note 1	N/A	$477,344	48.31
Silicon Integrated Systems Corp.(SiS-HK)	Investee company	Sales	306,270	6.25	Note 2	N/A	N/A	46,854	2.54

Note 1: The sales price was determined on mutual agreement based on market conditions.

Note 2: Term set as in the course of ordinary customers.

62

ATTACHMENT-9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collecting status	Amount received in subsequent period	Allowance for doubtful accounts
Faraday Technology Corp.	Investee company	$—	$328,049	$153	$328,202	4.71	$20,361	Credit Collecting	$—	$3,458
Holtek Semiconductor Inc.	Investee company	57,853	65,864	—	123,717	6.61	—	Credit Collecting	—	657
Novatek Microelectronics Corp.	Investee company	—	875,235	24	875,259	6.75	—	Credit Collecting	23,600	8,676
Silicon Integrated Systems Corp.	Investee company	—	466,767	1,821	468,588	4.98	12,769	Credit Collecting	—	4,775
United Microelectronics (Europe) B.V.	Investee company	—	704,927	15	704,942	5.92	—	Credit Collecting	467,134	14,371
UMC Group (USA)	Investee company	—	3,550,827	82	3,550,909	9.16	—	Credit Collecting	716,486	87,382

63

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment				Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$708,829	$(12,644)	$(12,644)
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	283,099	(1,457)	(4,312)
UMC Capital Corporation	Cayman, Cayman Islands	Investment holding	USD	55,000	USD	55,000	55,000	100.00	1,306,287	(66)	(66)
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	1,000	USD	700	1,000	100.00	14,897	(400)	(400)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits(Note)	USD	839,880	USD	839,880	880,006	100.00	14,604	(4,423,132)	(1,197,250)
Fortune Venture Capital Corporation	Taipei, Taiwan	Consulting and planning for investment in new business		4,499,940		2,999,940	449,994	99.99	3,758,856	75,154	(56,149)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		14,172,940		14,172,940	1,417,294	99.97	10,409,009	(123,821)	(162,126)
United Microdisplay Optronics Corporation	Hsinchu Science Park	Sales and manufacturing of LCOS		818,453		818,453	104,345	83.48	201,914	(272,412)	(92,206)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	300,407	(3,330)	(1,665)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	47.42	7,269,416	(1,961,507)	(962,837)
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Hsinchu Science Park	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,012,456	(95,094)	(46,059)
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	710,102	(43,987)	(18,474)
Holtek Semiconductor Inc.	Hsinchu Science Park	IC design and production		357,628		357,628	48,980	25.23	797,730	342,573	64,162
Integrated Technology Express, Inc.	Hsinchu Science Park	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.21	292,828	57,867	11,558

Note: Based on the resolution of the board of directors meeting on August 26, 2004, the business, operations and assets of UMCi Ltd. were transferred to the Branch from April 1, 2005.

64

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	$2,592,013	$2,592,013	185,626	20.85	$3,640,017	$862,130	$175,124

Faraday Technology Corp.	Hsinchu Science Park	ASIC design and production	81,032	81,032	47,682	18.38	907,782	697,553	114,707

Silicon Integrated Systems Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.16	4,048,689	434,272	(195,162)

Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, production and sales	35,650	—	3,565	14.26	30,383	(54,171)	(5,267)

Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	83,883	115,567	52,823	13.24	1,428,604	2,273,962	314,597

AMIC Technology Corporation	Hsinchu Science Park	IC design, production and sales	135,000	135,000	16,200	11.83	60,134	(208,767)	(20,941)

Aptos (Taiwan) Corporation	Hsinchu Science Park	Sales and manufacturing of gold bump	140,231	—	16,100	9.72	108,755	(357,706)	(31,476)

65

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Unitruth Investment Corporation	Taipei, Taiwan	Investment holding	$100,000	$100,000	10,000	100.00	$94,684	$(5,655)	$(5,655)

Uwave Technology Corp. (formerly United Radiotek Incorporation)	Hsinchu, Taiwan	RF IC design	127,500	127,500	12,750	49.04	45,537	(51,146)	(25,082)
VistaPoint, Inc.	Taipei, Taiwan	IC design	77,960	77,960	6,828	41.38	10,773	(23,206)	(10,120)
UC FUND II	BVI	Investment holding	161,225	161,225	5,000	35.45	121,532	(12,189)	(4,326)
UCA Technology Inc.	Taipei County, Taiwan	IC design	49,500	49,500	4,950	30.94	26,684	(31,014)	(10,554)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	65,550	65,550	6,555	28.20	33,339	(26,372)	(7,437)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	62,875	62,875	5,838	25.82	32,859	(47,062)	(12,168)
Crystal Media Inc.	Hsinchu, Taiwan	VOIP design	21,150	21,150	2,115	24.88	12,391	(19,715)	(4,905)
USBest Technology Inc.	Hsinchu, Taiwan	IC design, production and sales	23,800	23,800	2,563	18.99	23,694	21,124	3,855
Harvatek Corp.	Hsinchu, Taiwan	Semiconductor chip testing and manufacturing	215,624	215,624	22,392	18.20	351,312	8,470	1,768
Patentop, Ltd.	BVI	Patent	22,356	22,356	720	18.00	1,195	(4,355)	(784)
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	1,070,213	1,070,213	97,180	10.92	1,848,305	862,130	91,615
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor	18,000	18,000	1,800	10.59	9,028	(53,942)	(5,712)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	27,600	12,000	2,500	10.50	18,142	(47,168)	(5,193)

SerComm Corporation	Miao-Li County, Taiwan	Network Server Appliance Provider	158,593	158,593	10,176	10.06	186,803	65,272	(1,050)
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	299,554	—	24,963	10.05	250,558	(379,374)	(49,015)

Chip Advanced Technology Inc.	Hsinchu, Taiwan	ADC chip design	16,632	—	1,386	9.86	13,800	(28,180)	(2,885)

Aptos (Taiwan) Corporation	Hsinchu Science Park	IC manufacture metal pump	140,794	—	16,165	9.76	108,396	(357,706)	(32,398)
ULi Electronics Inc.	Taipei, Taiwan	Chip design	167,151	48,300	7,842	9.51	158,358	12,116	(1,507)
AMOD Technology Co., Ltd.	Taipei, Taiwan	GPS Module	5,875	5,875	470	9.40	4,541	(8,027)	(902)

66

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Mobile Devices Inc.	Hsinchu, Taipei	PHS &GSM/PHS dual mode B/B chip	$15,000	$—	1,500	6.31	$15,367	$(16,115)	$(2,419)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	213,998	213,998	6,830	4.99	37,788	(208,767)	(10,495)
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and manufacturing	1,284,052	1,284,052	14,265	4.93	1,109,310	705,234	4,756
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	240,665	240,665	45	4.39	696,808	2,020,206	85,710
Davicom Semiconductor, Inc.	Hsinchu Science Park	Communication IC design	23,970	23,970	1,598	2.50	21,577	(17,207)	(1,372)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	137,566	137,566	3,249	0.82	110,988	2,273,962	8,586

67

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

			Initial Investment		Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
AEVOE Inc.	Taipei, Taiwan	Design of VOIP Telephone	$15,000	$15,000	1,500	44.12	$8,455	$(8,698)	$(3,841)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia coprocessor	50,790	45,720	4,572	26.89	22,924	(53,942)	(15,583)
Mobile Devices Inc.	Hsinchu, Taiwan	PHS & GSM/PHS dual mode B/B chip	50,000	—	5,000	21.02	48,771	(16,115)	(1,229)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Design of communication IC	117,308	117,308	12,200	19.06	121,786	(17,207)	(3,280)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	25,128	—	2,094	14.90	21,503	(28,180)	(3,705)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	28,020	—	2,335	14.59	23,115	(31,014)	(4,905)
ULi Electionics Inc.	Taipei, Taiwan	Chip design	221,692	—	10,530	12.76	213,598	12,116	(1,988)
AMIC Technology Corp.	Hsinchu Science Park	Design, manufacturing and sales of IC	263,292	263,292	16,575	12.11	100,090	(208,767)	(32,704)
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	9,500	9,500	950	11.18	5,566	(19,715)	(2,203)
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	14,486	17,188	1,448	10.73	15,291	21,124	2,311
AMOD Technology Co., LTD.	Taipei, Taiwan	GPS module	6,625	6,625	530	10.60	5,121	(8,027)	(1,017)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, broadband, digital, home ODM	27,600	12,000	2,500	10.50	18,143	(47,168)	(5,146)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	230,980	—	20,726	8.34	45,601	(379,374)	(25,919)
Aptos (Taiwan) Corporation	Hsinchu Science Park	Sales of gold bump	144,775	553,088	11,440	6.90	75,495	(357,706)	(37,021)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	17,381	17,381	1,337	5.75	13,042	(26,372)	(2,281)
Afa Technology, Inc.	Taipei County, Taiwan	IC design	26,250	26,250	1,050	4.64	21,751	(47,062)	(3,983)

68

ATTACHMENT-10 (Names, locations and related information of investee companies as of June 30, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

			Initial Investment				Investment as of June 30, 2005
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
Unitruth Investment Corporation
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM		$13,800		$6,000	1,250	5.25		$9,075		$(47,168)		$(2,573)
ULi Electronics Inc.	Taipei, Taiwan	Chip design		44,609		—	2,128	2.58		43,728		12,116		(811)

UMC Capital Corporation
UMC Capital (USA)	Sunnyvale, California USA	Investment holding	USD	200	USD	200	200	100.00	USD	283	USD	(15)	USD	(15)

United Microdisplay Optronics Corporation
Thintek Optronics Corporation	Hsinchu, Taiwan	LCOS design, manufacturing and sales		$99,990		$99,990	9,999	40.00		$41,226		$(54,171)		$(24,375)

69